                                   FORM 20-F

     [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

     [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission File Number _________

                         CINEMA INTERNET NETWORKS INC.
               (Name of Registrant as specified in its charter)

                                    Canada
        (state or other jurisdiction of incorporation or organization)

                     Pier 32, Granville Island, Suite 320
                             1333 Johnston Street
                  Vancouver, British Columbia Canada V6H 3R9
             (Address of principal executive offices and zip code)

                                (604) 602-1280
                          (Issuer's telephone number)

          Securities to be registered under Section 12(b) of the Act:
                                     None
       Securities to be registered pursuant to Section 12(g) of the Act:
                              Title of each class
                              -------------------
                     Common Shares, no par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement: 7,960,207 Common Shares were outstanding as of July 31, 2000.

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days:  Yes __   No X
                                                -
Indicate by check mark which financial statements item the registrant has elected to follow:

                          [ITEM 17 [X]  ITEM 18 [ ]]

FORWARD LOOKING STATEMENTS

     Cinema Internet Networks Inc. ("CinemaWorks" or the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

Part I
Item 1.  DESCRIPTION OF BUSINESS

     CinemaWorks is a Canadian corporation whose business is the installation of high-speed (broadband) Internet networks and connections, using both wireline and wireless connections, for hotels and other commercial customers. The Company's corporate offices are located at Pier 32, Granville Island, Suite 320, 1333 Johnston Street, Vancouver, British Columbia, Canada V6H 3R9. The telephone number of the Company is (604) 602-1280. The Company's Common Stock is currently traded on the Canadian Venture Exchange (the "CDNX") under the trading symbol CWK.V. The Company's corporate Web site can be viewed on the World Wide Web at http://www.cinemaworks.com.

     Unless otherwise stated, all currency denominations in this Form 20-F are in U.S. dollars. For certain information concerning the exchange rate of Canadian dollars into U.S. dollars, see "Item 8. Selected Financial Data-- Exchange Rates."

     Company History and Corporate Structure

     CinemaWorks was incorporated on December 27, 1985, under the laws of Canada as T.E.N. Private Cable Systems, Inc. Effective July 28, 1999, the Company changed its name to Cinema Internet Networks Inc. in order to reflect the change in its business focus from owning and operating pay per view ("PPV") movie programming services for the hospitality industry to its current business of Internet infrastructure installations for the hospitality industry. The Company has one wholly owned subsidiary, T.E.N. Private Cable Systems USA (the "Subsidiary"), a Washington state corporation. The Subsidiary was incorporated on June 9, 1986, and offers contract high-speed Internet infrastructure installation services in the U.S. The Subsidiary's offices are located at 4800 SW Macadam Avenue, Suite 280, Portland, Oregon 97201. From this office, the Company conducts all of its U.S. installation administrative activities and oversees its U.S. business development activities.

     The Company's original business was owning and operating PPV services in hotels across Canada and the U.S. The Company initially entered the hotel PPV business by contracting with various Canadian hotels, primarily in the
Vancouver, British Columbia area.   Following its initial private financing, in
1986 the Company became a public company listed on the Vancouver Stock Exchange, which consolidated with the Alberta Stock Exchange, and is now known as the Canadian Venture Exchange. By 1999, the Company had contracts for PPV services in 8 hotels (792 rooms) throughout the Canadian province of British Columbia and 14 hotels (2,455 rooms) in the U.S.

     By 1998, the Company's aging hospitality PPV technology was in critical need of replacement in order for the Company to remain competitive with other companies, which were offering expanded and enhanced pay television services. After evaluating the current status of the PPV industry and the costs of acquiring and financing the assets that would be required for the Company to become competitive as a provider of PPV services, the Company's management determined that a fundamentally new business direction for the Company should be planned and implemented that both took advantage of the Company's prior experience and existing relationships and offered the potential for significant revenues in the immediate future.

     Concurrent with its assessment of the Company's existing PPV business, the Company's management observed the emerging demand for high-speed Internet access throughout society and its logical need by business travelers. As a result, the Company chose to direct its new business efforts toward the task of building broadband Internet infrastructure, with special emphasis on the hospitality industry, where the Company had extensive prior experience and relationships.
In order to minimize the capital required to enter into and compete in this new area, and to accelerate the timing for generating revenues in this business, the Company elected to become an installer of Internet networks and connections rather than a supplier/operator (a "S/O") of the equipment used for these networks and connections.

     The Company has historically financed its continuing operations and growth through cash generated from its operations and by issuing shares of the Company to cancel outstanding indebtedness. In March 2000, in order to fund the change in its business from owning and operating PPV services in hotels to installing high-speed Internet networks and connections in hotels and other commercial concerns, and to reduce outstanding indebtedness, the Company completed an offering to the public through the facilities of the Canadian Venture Exchange for 950,000 units (the "Units") at CDN$0.675 per Unit. Each Unit consisted of one share of common stock ("Common Stock") and one half of a warrant, each whole warrant entitling its holder to purchase one share of Common Stock at a price of CDN$0.75 per share for a one-year period. The Company realized CDN$641,250 from the offering.

     In May, 2000, the Company agreed to sell its PPV assets to Chequemate International, Inc. (AMEX: DDD) ("Chequemate"), thus completing its move from the PPV business to the high-speed Internet network and connections installation
business.   In the transaction, which was subsequently completed, the Company received 95,000 shares of Chequemate, 40,000 shares of which are restricted under the Securities Act of 1933 (the "Securities Act"), and 55,000 of which are to be registered by Chequemate. The Company will seek on behalf of Chequemate to sell the Canadian portion of the PPV assets acquired by Chequemate from the Company. The Company will be entitled to retain the proceeds from this sale, if consummated by September 2001, but Chequemate will be entitled to cancel a number of the restricted shares it delivered to the Company equal to the total sale proceeds divided by $3 per share. Pending the sale of the Canadian PPV assets, the Company will be responsible for certain lease payments relating to those assets, with revenues generated by the Canadian PPV business being available to satisfy those lease obligations and any excess revenues being distributed to Chequemate. The Company recorded a gain on the disposition of its PPV operations of $281,057 in its fiscal year ended July 31, 2000.

     Business of the Company

     CinemaWorks is an Internet-related company that installs high-speed Internet networks and connections, using both wireline and wireless connections, on a contract basis for hotels and other commercial concerns. The terms "high-speed" and "broadband" are used to describe constant, "dedicated" Internet bandwidth delivering T-1 ( ~ 1.5 Mbs ) data rates or greater. The term "dedicated" contrasts with "shared," which is descriptive of most commercial xDSL Internet and cable-based services, which advertise similar data rates of 1 to 2 Mbs but which can only deliver these rates intermittently depending on whether other customers are simultaneously online within the area.

     The Company's primary market niche is the hospitality industry, which the Company believes will be in the forefront of the construction and deployment of "last mile" broadband Internet networks worldwide, due to the importance of world travel and the need for business executives to be able to access the Internet from hotel locations throughout the world. The Company previously owned and operated pay-per-view ("PPV") movie programming services during the first 15 years of its operations. The Company believes that its prior experience and relationships in providing these PPV services to hotels has materially assisted the Company to date in developing its Internet infrastructure installation business for customers in the hospitality industry.

     The hospitality industry services both the business traveler and the vacationer. The Company's business is principally targeted at hotels whose clientele are primarily business travelers. Today's fast-paced business world creates more travel, longer working days, greater access to and demand for the use of laptop computers for business purposes and the need for the business person to have access to the Internet, email and his or her home office network. In addition, many three-, four-and-five star rated hotels rely on convention and business meetings for increased revenues. Hotels that can support large numbers of laptop computers simultaneously accessing the Internet through high-speed connections are better positioned to attract the most such meetings and thus maximize revenues.

     Hotels are increasingly seeking opportunities to compete for customers by offering business travelers the particular services and amenities they need in order to be successful. High-speed Internet access and networks enable hotels to offer important advantages over their competitors. Business travelers have choices when deciding where to locate their temporary remote offices, and the Company can provide hotels with installation of the necessary Internet infrastructure to attract larger numbers of business travelers. The Company believes that the hospitality Internet infrastructure industry offers a large potential market opportunity. There are approximately 55,000 hotels (4.4 million rooms) in the U.S. and Canada, with only approximately 1% of these hotels already equipped with high-speed Internet networks and access.

     The Company generates or anticipates generating revenues (i) by installing high-speed Internet networks and access equipment upon receiving installation request orders directly from a supplier with whom the Company has an existing relationship, such as Internet network and connections equipment manufacturer Elastic Networks, Inc. ("Elastic Networks"); (ii) through requests to install Internet access equipment provided to the Company on a regular basis as a result of the Company's membership in the newly formed hospitality consortium, "Wiredinn"(the "Consortium"); or (iii) by acting as an agent for S/Os of networks and high-speed Internet access equipment, such as network providers and distributors Darwin Networks, Inc. ("Darwin") and Sprint Canada Inc. Under all three of these sales models, the Company is paid by the S/O or the Consortium upon either a time and materials basis or upon a per-Internet-connection-installed basis at the time the installation work is performed. The Company may, in the case of certain installation projects, also earn additional on-going revenue based upon Internet usage by the hotel's guests.

     The Company's current business strategy is to build a highly competitive and profitable contract business installing high-speed (broadband) Internet technology, using both wireline and wireless connections, primarily for the hospitality industry. Complementary to its installation business for third parties, the Company intends to develop a wireless broadband Internet services installation business that competes with wireline T-1 offerings offered by established telecommunications companies. This product will be primarily targeted toward commercial entities not involved with the hospitality industry. The Company is also considering opportunities related to providing broadband Internet content and other Internet-related business opportunities that complement or enhance its core business relationships.

     Internet Infrastructure Installation Industry Overview

     In both the U.S. and Canada, the broadband Internet infrastructure is being built at a dizzying pace. The demand for bandwidth by consumers and businesses continues to grow rapidly. Although fiber networks span the U.S. and Canada, there still remains the problem of taking broadband data pathways the "last mile" to the end-user. This is the niche that CinemaWorks seeks to serve, focusing its efforts on the hospitality industry.

     The paying public demands that the Internet evolve to deliver increasingly more information. This is convincingly demonstrated by the relentless demand for faster, wider, and better access to the Internet shown by the evolution of modems (14.4k to 28.8k to 56k and now, xDSL), as well as the deployment of cable Internet. The Company believes that the business of installing high-speed Internet technology in the U.S. and Canada will expand continually for the foreseeable future. As each level of user expectation is met by technology providers, new and exciting cutting edge developments continue to drive demand for bandwidth higher and higher. By remaining informed and open to changes, developments and improvements in data delivery technology, the Company believes it can rapidly grow its installation business in Canada and the U.S.

     There are few barriers to entry in the Internet infrastructure installation industry--start-up costs are low and demand is high in this new industry. Currently, the greatest barrier to entry is the low supply of well-trained technicians who can expertly evaluate a hotel's needs, its installation problems and its budget and install an effective high-speed Internet network and connections system ("Lead Technicians"). To date, the Company has been able to hire and retain on a contract basis sufficient numbers of qualified Lead Technicians, but in order to expand its current level of installations, the Company intends to both hire on a contract basis more trained Lead Technicians as may be available and implement an internal training program during the fall of 2000 to ensure adequate numbers of qualified personnel are on staff or are available on a contract basis to handle all installation projects the Company engages in.

     The Company's Services

     CinemaWorks' business is installing high-speed Internet infrastructure equipment, primarily for the hospitality industry. When requested, the Company also installs Internet connections in commercial buildings and other multi-unit structures. The Company enters into contracts with a S/O of Internet networks and connections equipment to install this Internet infrastructure equipment in hotel guest rooms and meeting rooms, sometimes acting as a sales agent for S/O. The S/O provides all necessary equipment to be installed, and the Company provides all installation services. T1 lines are typically ordered by the S/O. Once the lines and all related equipment are installed, the Company tests the connections to ensure proper installation. Because each hotel is built differently and presents its own set of challenges and installation specifications, the Company must tailor its services for each installation project.

     A typical installation project begins with a "site survey" of the hotel, which is a detailed description of the property and its guest rooms and meeting rooms. Lead Technicians take digital photographs of guest rooms, the phone room and the meeting/conference rooms so that they can engineer an installation plan that will effectively serve the location's needs. An example of a specific need a hotel may have is that some hotels are multi-structured "campus" type locations which require additional amplification equipment to be installed. In some cases in newer buildings, a complete re-wire using Cat5 ethernet cabling may be appropriate.

     After conducting a properly completed site survey, the Company's technical staff then determines the amounts and types of equipment to be used for the installation. The Company arranges work scheduling with the hotel management. The Company orders the T-1 line from a carrier and typically the S/O provides the equipment that allows high-speed Internet connections from hotel guest rooms and meeting rooms. When the Company has completed a hotel installation on behalf of a S/O using hardware and software provided by the S/O, the hotel guest is able to (i) connect a laptop computer via an ethernet card or cable; (ii) start up his or her computer; (iii) open the Internet browser; and (iv) automatically establish the high-speed Internet connection. There is no need to reconfigure IP addresses or make any other adjustments to the user's software, because the equipment software installed by the Company acts as a proxy for the Internet session, thereby allowing the guest to avoid adjusting his or her individual laptop when connecting to the Internet from the hotel. The hotel directly bills the guest user for the high-speed Internet access via the hotel's billing system or via credit card by the S/O, which operates its credit card payment system online via the Internet. The payment method choice is the option of hotel management. In the case of the Consortium, the high speed access is provided "free" to the guest.

     The S/O, e.g., Darwin or the Consortium, as the operating company for the installed network, typically performs ongoing maintenance of the network at all points, including directly to in-room high-speed modems that the Company installs out-of-sight, usually beneath desks located in the hotel rooms. In addition, the S/O (e.g., Darwin or the Consortium) typically operates a 24/7 call center whose job it is to help sort through and solve minor customer service problems sometimes encountered by first time users of the high-speed Internet services. After the installation is complete, the Company may contract with the S/O for the Company to provide ongoing maintenance on a time and materials basis for the life of the hotel service contract.

     Managing the installation process requires close monitoring of scheduling and progress. A critical variable in the Company's profitability is the amount of annual revenue generated by each Lead Technician. Time mismanagement in the use of Lead Technicians can lead to significant revenue loss if the Company does not have sufficient availability of its Lead Technicians and can erode the profitability of particular installation projects. The Company can minimize time waste in the multi-task environment of each installation job by ensuring that all parties know in daily real time how all others are progressing on their portions of each project. The Company has developed certain proprietary project management software to assist it in the process of project management. For a description of the Company's proprietary software, see "Intellectual Property."

     Although the Company performs some of its work on a time and materials basis, the Company believes that its major customers will eventually require installers to charge a rate based on a "per Internet connection." This fact emphasizes the Company's need to maximize its efficiency when installing each project. In addition, the Company believes that pricing its services on a performance-based "per Internet connection" basis will be a competitive advantage in an environment where most competitors currently work on a time and materials payment model.

     Strategic Partners

     CinemaWorks currently has certain business relationships that are integral to its success in the high-speed Internet infrastructure installation business for the hospitality industry. The Company has formed several strategic relationships and alliances with its customers, who are the S/Os of Internet infrastructure equipment. The Company anticipates that these alliances will provide opportunities for the Company to grow and generate potentially significant revenues in the foreseeable future. The following are the Company's principal strategic partners:

     Sprint Canada, Inc. ("Sprint Canada").  In September, 2000, the Company
     -------------------------------------
signed a four-way Memorandum of Understanding (the "Consortium MOU") with Sprint Canada, Wiredinn.com, Inc. ("Wiredinn") and TIV Operations Group, Inc. ("TIV"). The Consortium MOU's primary purpose was to name all parties as members of the newly created Consortium. Under the Consortium MOU, Sprint Canada would name the Company as a Sprint Alliance Partner under Sprint Canada's "Solutions Alliance Program." More specifically, it is expected that the Company will be named Sprint Canada's preferred installation and maintenance company for high-speed Internet services in the hospitality industry throughout Canada. This agreement will likely apply to all of Sprint Canada's high-speed Internet business in hotels, including both the Consortium and other solutions such as that provided by CAIS Internet Inc., a major North American S/O of high-speed Internet services to the hospitality industry that is currently allied with Sprint Canada under a formal service agreement. It is further anticipated that Sprint Canada will be the preferred supplier of bandwidth to the hospitality properties installed by the Company regardless of the S/O of the equipment. Sprint Canada will play a major role in the Consortium by sourcing, assembling, and shipping equipment to each hotel site where the Company's installation technicians will begin their work. In addition, it is planned that Sprint Canada will operate the Consortium's 24/7 customer help desk, as well as the network operations center for North America.

     The Company anticipates that Sprint Canada, as an important member of the Consortium, will use its size and influence in the telecommunications industry to sign hotels to Internet infrastructure installation projects throughout Canada and the U.S. Sprint Canada will provide networking equipment as well as bandwidth for these installation projects. Sprint Canada's Tier 1 IP data telecommunications network currently spreads across Canada, and through the lines it owns or has access to through its numerous alliances, it can provide service to any area in North America, and in many international locations.

      The Consortium (Wiredinn.com, Inc. ("Wiredinn") and TIV Operations Group,
      -------------------------------------------------------------------------
Inc. ("TIV").    The intent of the Consortium is to pool the resources,
------------
relationships and expertise of several companies to provide high-speed Internet services under a business model that allows hotels to dictate the terms and conditions under which the services are offered to their guests. This is fundamentally different from business models in which a S/O pays for the Internet equipment under a revenue sharing arrangement with the hotel and then dictates to the hotel what prices will be charged to the guests. Under the Consortium's business model, the hotel is encouraged to provide guest rooms with free high-speed Internet access. TIV's proprietary data generated from millions of hotel call records around the world indicates that current "charged" guest use of the high speed services may increase substantially when these services are provided for free. Under the Consortium's business model, the Consortium or the Company will charge for Internet services in meeting/conference rooms, and the hotel will be able to keep up to 100% of this revenue.

      In the commercial agreement following the Consortium MOU, the Company will be named the Consortium's preferred installation and maintenance company for high-speed Internet services throughout North America and in select international locations requested by other Consortium members, such as Granada Business Group (U.K.) and ViewInternet.com Pte. Ltd. (Singapore). For example, ViewInternet.com Pte. Ltd. has recently signed agreements with Shangri-La Hotels and the Taj Hotels Resorts and Palaces, and the Company may be requested to provide installation services for some or all of these world class hotels located throughout Asia. TIV's role is as a financial guarantor for hotels purchasing the Consortium's high-speed Internet equipment and services. In addition, TIV provides the means for hotels to substantially increase telephone department revenue, which in many cases can pay for the high-speed Internet services.

     Wiredinn provides a worldwide hospitality Internet "portal" for travelers accessing the Internet from hotel rooms and from their homes and businesses. Wiredinn is a true Internet portal, featuring local and regional information for each individual hotel. In addition, the Wiredinn portal has consummated advertising agreements with international corporations such as Mercedes, American Express and Hertz which are expected to provide long term recurring advertising revenues to the portal. It is anticipated that the Consortium members will have an equity interest in the portal.

        Consortium Members Currently Under Consortium MOU or Commercial
        ---------------------------------------------------------------
        Agreement
        ---------

        Granada Business Group. Granada Business Technology ("GBT"), a division
        ----------------------
of Granada Media, provides interactive television, video-on-demand and data services to approximately 100,000 hotel rooms in Europe. In addition, GBT has contracts signed to install an additional 70,000 rooms. The parent of GBT, Granada Compass, owns 400 hotels operating under the Le Meridien, Heritage, and Posthouse brands, as well as nearly 200 Travelodge units. GBT's short-term desire is to lock out potential future competition by owning the copper network in addition to the coaxial network inside the hotels. GBT's membership in the Consortium would be highly advantageous for all parties involved, and a memorandum of understanding is now in place between GBT and the Consortium. The Company does not have an agreement with GBT, but anticipates that it will benefit from GBT's intended membership in the Consortium.

        ViewInternet.com Pte Ltd. ViewInternet.com Pte. Ltd. ("ViewInternet") is
        ------------------------
a private telecommunications services company with headquarters in Singapore.
In March 2000, ViewInternet won a contract to install high-speed Internet access to 37 hotels (19,000 rooms) under the Shangri-La chain. ViewInternet also recently announced a memorandum of understanding with the Taj Hotels Resorts and Palaces to be the provider of high-speed Internet connectivity solutions to that hospitality chain. The Taj is a prestigious hospitality chain with over 7,500 guestrooms across 59 properties located in 9 countries. The majority of its properties are located in the Indian subcontinent. The chain has a range of
leisure, luxury and business hotels.   The Company has not entered into an
agreement with ViewInternet, but anticipates that it will benefit from ViewInternet's proposed membership in the Consortium.

      Darwin Networks, Inc.  In June 1999, the Company signed one of the first
      ---------------------
non-exclusive, third-party agent agreements with Darwin Networks, Inc. ("Darwin"), allowing the Company to sell and install Darwin's high-speed Internet network systems in hotels throughout Canada and the U.S., acting as an agent for Darwin. Darwin offers turnkey high-speed Internet services to the
hospitality industry in Canada and the U.S.   Darwin is currently one of about a
dozen companies in Canada and the U.S. offering these services. Under the terms of this agreement, the Company makes the initial contacts with each hotel and conducts initial surveys to determine whether the hotel qualifies as a candidate for the high-speed Internet networks and connections equipment offered by Darwin. The Company negotiates the sale of the networks and connections with the hotel, according to sales criteria specified by Darwin. Darwin has final approval over the sale to each hotel. Once the specifics of the Internet infrastructure sale and installation have been determined, the Company installs the high-speed Internet infrastructure equipment in the hotel's guest rooms and meeting rooms using the equipment provided by Darwin. The Company generally receives a sales fee per room installed for the hotel plus installation charges per room installed.

     In September 2000, Darwin indicated to the Company that approval of future hotel contracts will likely require the hotel to pay each month for the Darwin high-speed internet equipment and services. The exact amount will be determined on a case-by-case basis. This is a distinctly different business model than what was used by Darwin during the previous year. This financial requirement is expected to be duplicated by other competitors of Darwin (e.g., CAIS Internet) in the marketplace simply because revenues and guest use rates of the high-speed Internet services have not proven high enough to support a pure revenue sharing business model.

     To date, the Company has provided installation services for Darwin's high-speed Internet network systems in 8 hotels (1330 rooms), representing all of the Company's completed installations. The Company believes that Darwin may change its focus from the hospitality industry to other commercial customers in the near future. Therefore, the Company anticipates that it will be performing fewer hospitality installations for Darwin, and will therefore perform most of its hospitality installations for the Consortium. The Company will, however, continue to work with Darwin, installing high-speed Internet networks for other commercial customers.

      Elastic Networks, Inc.  In August 2000, the Company entered into a two-
      ----------------------
year, renewable independent contractor services agreement with Elastic Networks, Inc. ("Elastic Networks"), whereby Elastic Networks can request on a project-by-project basis that the Company provide installation and testing services for Elastic Network's EtherLoop modems, multiplexers, servers and associated high-speed Internet access equipment in hotels. Elastic Networks manufactures its products and sells them directly to hotels or uses agents such as Darwin to sell the equipment and services on its behalf. The Company currently installs Elastic Networks equipment in hotels directly for Elastic Networks or on behalf of Darwin. To date, the Company has not completed any installations of any Elastic Networks properties. Elastic Networks pays the Company on either a time and materials basis of on a per-line-installed basis.

      GalaVu Entertainment, Inc.  In addition to the Company's strategic
      -------------------------
alliances with its principal customers, the Company has established a strategic relationship with GalaVu Entertainment, Inc. ("GalaVu"). The Company signed a memorandum of understanding with GalaVu, a subsidiary of Networks North Communications (NASDAQ:NETN) of Toronto, Ontario, in May, 2000. GalaVu is one of the three largest hotel PPV movie operators in Canada, with over 200 hotels (30,000 rooms) under contract. The memorandum of understanding anticipates that the Company will share its expertise and its relationship with Darwin in order to assist Gala Vu to sell Darwin's high-speed Internet services to GalaVu-serviced hotels in Canada, which the Company will install on behalf of Darwin. As an alternative to Darwin, the Company anticipates that a number of GalaVu-serviced hotels will choose the Consortium as their high-speed Internet provider.

     Business Strategy

     CinemaWorks' strategy in the near term is to develop and expand its high-speed Internet networks and connections installation business in Canada and the U.S., relying primarily on its new relationship with the Consortium, as well as its existing or new relationships with Sprint Canada, Darwin and Elastic Networks. Over the longer term, the Company intends to expand this business internationally, relying primarily on its new relationship with the Consortium, an expansion that is anticipated to initially include Western Europe, Asia, and Latin America. The Company also plans to expand into new businesses, including wireless Internet and Internet content, in order to fully support the Consortium's efforts. To implement the Company's strategy, the Company intends to take the actions described below.

     A.   Expand Current Business Operations in Canada and the U.S.
     In order to expand its current operations in Canada and the U.S., CinemaWorks plans to implement the following strategies:

          1. Strengthen Existing Alliances. The Company plans to rely heavily on its existing strategic alliances to develop installation projects as part of the Company's strategy to leverage the marketing budgets of the largest, well-capitalized suppliers and operators (i.e., Sprint Canada, the Consortium, Darwin, CAIS Internet and Elastic Networks).

                    i.   The Consortium. The Consortium, led in Canada by Sprint
                         --------------
Canada, hopes to sell and install high-speed Internet connections in up to 300 Canadian hotels within the next twelve months. To date, projections for the U.S. have not been determined.

                              Sprint Canada. As a member of the Sprint Canada
                              -------------
Alliance Partner Program, the Company is anticipated to be the preferred installation company for hospitality-related high-speed Internet services throughout Canada. These service requests may come from a variety of sources, primary of which is anticipated to be through the Consortium. However, because Sprint Canada does not exclusively represent the Consortium in Canada, other companies, such as CAIS Internet, may request Sprint Canada to provide turnkey Internet services to hotels in Canada. In such cases, the Company would likely perform the installation component under contract with Sprint Canada.

                              GalaVu. The Company plans to move forward with
                              ------
GalaVu under the umbrella of the Consortium and Darwin, should the latter continue to develop its hospitality business in Canada. GalaVu currently operates movie and television services in 200 hotels (30,000 rooms) across Canada.

                    ii.  Darwin Networks. The Company plans to continue its
                         ---------------
alliance with Darwin by assisting Darwin in its deployment of high-speed Internet services in the hospitality sector, as well as in non-hospitality commercial concerns and multiple dwelling units throughout North America.

                    iii. Elastic Networks. Elastic Networks is expected to
                         ----------------
contract with the Company for various hospitality and non-hospitality high-speed Internet installation projects in Canada and the Western U.S. This work will be performed under direct contract with Elastic Networks, an S/O, and may involve a number of other S/Os. The Company is one of only four companies selected by Elastic Networks as of September 2000, to do this work in North America.

          2. Expand Geographical Coverage Through Strategic Installation Alliances. The Company plans to enter into arrangements with regional installation companies to attain nationwide coverage for the Company's services in Canada. These companies will become an active part of the Company's business strategy as strategic installation partners. These alliances will enable the Company to gain access to a professional pool of qualified and experienced Lead Technicians without incurring the expenses involved in hiring them as employees. For example, the Company's chosen strategic partner for Canada, east of British Columbia, is APCI Communications (Oakville, ON), whose current regional and national customer base includes companies such as Ford Canada, Molson Canada, Imperial Oil and Canadian Tire Corporation. The Company expects to consummate a formal strategic alliance agreement with APCI during the Fall of 2000.

          3. Retain Highly Qualified Personnel. An important component of the Company's strategy is to ensure that its work force is highly trained, informed and expert in installation techniques for a variety of Internet network equipment and connections. Recruiting and training qualified individuals, particularly Lead Technicians, is often difficult in the Internet infrastructure installation industry, because demand for these individuals has increased significantly and all competitors in the industry are simultaneously competing for the most experienced workers. Where possible, the Company intends to recruit qualified individuals with experience in the business. However, because such individuals are not at present available in adequate numbers, the Company expects to implement in the fall of 2000 a training program for individuals interested in becoming Lead Technicians. The Company is participating in a Canadian government program, ScienceLink, which reimburses qualifying companies for 60% of a trainee's salary for up to six months. Highly qualified technology-specific training will be provided by the Company's management. The Company expects this arrangement to enable it to train and employ highly qualified personnel at a substantially lower cost than that associated with using standard recruiting channels. Although the Company has not to date experienced personnel shortages and expects that its training program should adequately supplement its current work force, many companies are competing for quality employees in this industry, and the Company cannot guarantee that it will have access to enough qualified technicians to meet its expansion plans.

          4. Remain Technologically Sophisticated. The Company intends to familiarize and train its Lead Technicians to install all preferred types of quality high-speed Internet infrastructure equipment that its alliance partner suppliers provide and their customers request. This policy will help the Company to avoid becoming dependant upon only one or two types of equipment and installation techniques, thus enabling it to possibly create alliances with a wider variety of Internet network providers.

     B. Expand High-Speed Internet Networks and Connections Installation Business Internationally.

          Substantial international opportunities exist for CinemaWorks outside North America. The Company believes that its membership in the Consortium will provide greater means for expansion of the Company's business by taking advantage of TIV's hospitality international contacts, thereby establishing connections in areas of the world that are on the verge of experiencing the type of explosion in demand for data communications currently occurring in North America.

          Through its membership in the Consortium, the Company expects significant initial expansion outside of North America will occur in Western Europe and Asia, where other intended Consortium partners are located (i.e., GBT in the U.K. and ViewInternet in Singapore, although both companies may elect to do their own installations in certain or all cases). These markets together represent a market approximately equal in size to North America according to data provided by the International Hotel and Restaurant Association. It has yet to be determined if the Company's role in these international markets will be that of advisors via the Company's Lead Technicians or if the Company will organize and manage the complete installation process.

          Other parts of the world, including Eastern Europe, the Middle East and Africa, are also promising areas for eventual expansion by the Consortium and the Company. However these regions may occasionally present barriers to foreign investment and excessive governmental regulation. Until such time as these conditions are improved or otherwise overcome, the Company will likely focus most of its expansion efforts in Western Europe and Asia in conjunction with Consortium partners, GBT and ViewInternet.

     C.   Expand into New Businesses

          1.  Wireless Internet Services.

          Two wireless products form an important complementary business to CinemaWorks' high-speed Internet installation services. These are the Company's provisioning of two-way broadband IP services via satellite (to remote areas) and last mile line-of-sight high-speed wireless services.

          The Company's last mile and satellite data services are complementary and may often be used together in conjunction with the Consortium. For example, the Company could provide satellite-delivered Internet bandwidth to a hotel in Asia and simultaneously serve surrounding businesses with its line-of-sight wireless connections.

          Two-way broadband Internet data delivered via satellite is either non-existent or very expensive in many areas of the world. The Company has developed a value-added turnkey end-to-end total wireless solution for businesses (including hotels) that requires these cost-effective and reliable services. In North America, it is anticipated that Sprint Canada will provide the Internet backbone connection for the Company's satellite Internet customers.

          The Company expects to provide broadband wireless Internet connections to businesses via wireless rooftop rights agreements with hotels and other buildings located in under-served areas. To accomplish its goals, the Company anticipates using strategic vendors and alliances (e.g., Sprint Canada) for equipment, installation, financing, field maintenance and Internet Service Provider services, as well as sales and marketing.

          The Company plans to price its wireless services competitively with local wireline services. In addition, discounts are expected to be given for long-term contracts with direct customers. Business arrangements with wholesale customers such as Sprint Canada, who would resell the Company's services, will yield lower profit margins, but these lower profit margins will be offset by greater business volume. Overall, the Company's management anticipates that its wireless services will generate high profit margins for the foreseeable future.

          Maintenance of the Company's wireless services will be contracted with third parties. Maintenance services in international locations (e.g., Asia) will likely be contracted through Consortium partners.

          The Company plans to launch a "last mile" wireless Internet connection beta project in the Vancouver, BC metropolitan area by October, 2000. The Company plans to install a dedicated 11.0 Mbs wireless broadband connection between the Company's office building and the Executive Inn hotel across False Creek, an inlet located in downtown Vancouver. A dedicated wired T1 connection will be the "pipe" that delivers the wireless data to the Internet backbone in downtown Vancouver. The Executive Inn is a Darwin/CinemaWorks Internet customer and Darwin has agreed to allow the Company to share the T1 connection, thereby saving the Company over $1,000 per month in recurring T1 access fees.

          2.   Content Provision.

          Because of the Company's 15 years of experience in hospitality PPV movie and television programming, the Company's long-term plans include the provision of entertainment content delivered over the Internet. The Company is now closely evaluating proposed strategic alliances which will allow the Company to utilize its prior business experience with major movie studios. The first and most likely venue for the Company's Internet content is expected to be the Consortium's worldwide hospitality portal, Wiredinn.com.

          The Company has entered into a memorandum of understanding with Earthramp.com Communications, Inc. ("Earthramp"), under which the parties intend to work together to provide real time streaming of financial data from all North American stock exchanges. The memorandum of understanding anticipates that Earthramp would be the exclusive provider of Internet-based financial information to the Company and the Company would market and sell Earthramp's services to its strategic partners, including the Consortium.

          The Company's Customers

          CinemaWorks' sales are currently generated from installation projects in Canada and the U.S. Net sales to customers by geographic area are determined by reference to the customer's physical location. Payments are made by customers in either U.S. or Canadian currency. Net PPV services sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended July 31, 1998, 1999 and 2000:

                                               Year Ended July 31,
                                               -------------------
                                             1998      1999     2000
                                             ----      ----     ----
Geographic Areas (PPV Business):
--------------------------------
  Canada                                    27.62%    27.62%    29.6%
  United States                             72.38%    72.38%    72.4%

     During the fiscal year ended July 31, 2000, the Company's business changed from the provision of PPV services in hotels to installing high-speed Internet infrastructure equipment, and by the end of that fiscal year, the Company was no longer in the PPV services business. The Company's customers for its high-speed Internet network installation business are S/Os, which are the manufacturers and distributors of high-speed Internet networks and connections. The customers for these suppliers, in turn, are individual hotels who are contracting with the S/O for the installation of their equipment. The primary S/O for the Company to date has been Darwin, which accounted for 100% of its revenues for the fiscal year ended July 31, 2000. The Company's indirect customers for its PPV services have been individual hotels, such as Comfort Inn, Richmond, Virginia, and Blue Horizon, Vancouver, British Columbia, in Canada, and Wilson World, Dallas, Texas, Bilmar Beach Resort, Treasure Island and Ramada Denver Airport, Denver, Colorado, in the U.S.

     Net sales as a percentage of net sales of Internet infrastructure installation to customers by geographic area consisted of the following for the fiscal years ended July 31, 1998, 1999 and 2000:

                                                             Year Ended July 31,
                                                             -------------------
                                                            1998    1999    2000
                                                            ----    ----    ----
Geographic Areas (Internet Infrastructure
-----------------------------------------
Installation Business):
-----------------------
  Canada                                                     0.0%   0.0%    81.0%
  United States                                              0.0%   0.0%    19.0%

     Net sales as a percentage of net sales to customers by business area consisted of the following for the fiscal years ended July 31, 1998, 1999 and 2000:

                                                              Year Ended July 31,
                                                              -------------------
                                                            1998      1999      2000
                                                            ----      ----      ----
Business Areas:
---------------
  PPV Business                                             100.0%    100.0%     33.3%
  Internet Infrastructure Installation                       0.0%      0.0%     66.7%
   Business

     The Company's Suppliers

     CinemaWorks' suppliers for the high-speed Internet networks and connections equipment it installs are its customers, the S/Os. These S/O's include Darwin, Elastic Networks, Sprint Canada and the Consortium. These companies supply the actual T1 lines and connections equipment, including hardware and software, that the Company needs to install to connect hotels, other commercial entities and multiple dwelling units to the Internet. Darwin and Elastic Networks are based in the U.S. The Company has elected to form alliances with these companies based on the quality and availability of their products and services. The high quality Internet infrastructure equipment these companies supply to the Company is plentifully available and has not to date been subject to any type of seasonal cessation of or decrease in availability. The Company has also selected these suppliers because of their relationships with end users of the Company's services in the hospitality industry. See "Strategic Partners."

     The Company utilizes ordinary Cat5 ethernet cabling which it purchases from the S/Os. The Company's installations generally require Cat5 ethernet cabling commonly available from a number of manufacturers. In addition, the Company's available personnel are factory trained by companies such as Siemens and Alcatel, and can provide manufacturer-certified cabling solutions with both copper and fiber. There are multiple sources of supply for this ethernet cabling and the Company has not to date experienced any difficulty in obtaining an adequate supply on a timely basis of this cabling.

     CinemaWorks anticipates using Cisco Systems routers and switches for installations in North America and other locations worldwide with Consortium members. Cisco Systems has an outstanding reputation for field maintenance and service which the Company hopes to utilize in its long-term equipment maintenance responsibilities.

     The Company's Marketing Strategy

     CinemaWorks has implemented a targeted and specific marketing program to become involved in the construction of the worldwide broadband Internet infrastructure. In order to increase its name recognition and be able to enter into strategic alliances for high-speed Internet networks and connections installations, the Company engages in direct marketing targeted to manufacturers and distributors of high-speed Internet technology as well as new and existing telecommunications S/Os of this equipment. This direct marketing is the primary focus of the Company's efforts. In addition, the Company plans to attend selected trade shows, most likely only in conjunction with its business alliance and Consortium partners. The Company does not currently promote its capabilities through on-line and traditional advertising. However, the Company may in the future employ limited traditional advertising efforts in selected trade journals in the hospitality, telephony and Internet industries.

     Intellectual Property

     CinemaWorks is developing a proprietary software system with integrated data bases and project management capabilities to enhance the Company's ability to manage its installation costs while providing better customer service. This software system is designed to coordinate on a real-time basis the installation-related activities of the equipment vendors and equipment shippers, the bandwidth provider, the project manager, the local labor provider, the management of the hotel of other property owner and other parties. The Company's software system is in beta testing, and the Company plans to fully implement this system before the end of 2000.

     Competition

     CinemaWorks competes with a variety of companies offering Internet infrastructure installation services in hotels, including divisions of Xerox, Inc., GTE, Inc. and UNISYS, Inc. In addition, there are numerous small local providers of installation services throughout Canada. The Company's strategy includes plans to contract with selected smaller companies under non-disclosure and non-compete agreements that are specific to the Company's business with the Consortium, Sprint Canada, Elastic Networks and Darwin.

     Barriers to entry into the industry are minimal, and current and new competitors can launch new installation businesses at a relatively low cost. However, competition for competent Lead Technicians is both a barrier to entry for new, small companies, as well as a source of continuing competition among existing providers of high-speed Internet installation services. Current labor statistics released by the U.S. Government indicate a shortage in the foreseeable future in the computer and telecommunications technician-level workforce. The push to install high-speed Internet technology is recent and currently causing a severe shortage of qualified Lead Technicians to competently perform available work industry-wide. Of the qualified Lead Technicians available in North America, most are employed by local exchange carriers ("LECs"), with most of the remaining qualified workers divided between large companies such as Xerox Connect, Inc., UNISYS, Inc., and others. Because of the timeliness of the Company's current business efforts, as well as the experience and personal networks of the Company's management, the Company believes it has access to highly qualified personnel, some of whom have taken early retirement from major LECs and are now back in the work force. The Company also plans to train qualified individuals itself. There can be no guarantee, however, that the

Company will be able to continue to attract and retain enough qualified Lead Technicians to fulfill the expected growing demand for high-speed Internet connection installations.

     The Company believes that in addition to competition for qualified personnel, the principal competitive factors in the Internet infrastructure installation industry are reputation for quality of service, reliability in completing jobs on-time, possession of expertise with respect to a variety of available technologies and technical trouble-shooting capability to solve unexpected problems in the field. The Company believes that it is well positioned to compete based on these features, as it has a highly qualified work force, a 15-year history of providing reliable, quality service in the hospitality field of hotel PPV operations, and, as a member of the Consortium, is positioned to gain a wide variety of technology expertise and trouble-shooting capabilities.

     Many of the Company's current, anticipated and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. The Company is aware that certain of its proposed competitors have and may continue to adopt more aggressive marketing policies and perhaps more aggressive pricing policies, although that is currently not the case. However, increased competition may result in reduced operating margins and loss of market share for the Company.

     Employees

     CinemaWorks, including the Subsidiary, employs eight full-time and two part-time individuals. Of the eight full-time employees, one is in New Business Development, two are in Operations, one is a Lead Technician, one is a Trainee Technician, one is in Sales, one is in Human Resources and one is in Administration. Of the two part-time employees, one is in Business Development and the other is a Lead Technician. The Company also contracts with 50 additional persons hired on a project basis (Lead Technicians and other technicians).

     Research and Development.

     CinemaWorks' research and development activities during the past three years have been limited to development of a software program to track and manage the Company's installation business. The Company's only research and development expenditures during the last three fiscal years were $9,162 in the fiscal year ended July 31, 2000.

     Risk Factors

     An investment in CinemaWorks' securities involves a high degree of risk. These risks include without limitation the following:

       New Business Model.  As a result of its inability to compete effectively
       ------------------
in its prior PPV services provider business, CinemaWorks made the transition during 1999 to becoming an installer of high speed Internet networks and connections for hotels and other commercial customers. The Internet networks and connections installation business is a new and rapidly evolving industry that is subject to significant on-going changes resulting from factors such as advances in technology and in the uses of the Internet by businesses and consumers. The Company has had only limited experience operating in this industry and may encounter difficulties in planning for and operating its business, including in anticipating and adapting to changes in technologies utilized for the Internet and in the business models of its existing or potential customers for the use of the Internet.

       No Assurance of Profitability.  CinemaWorks has been unable to sustain
       -----------------------------
profitability in recent years, due primarily to declining revenues in its PPV business. The Company had an accumulated deficit of $4,162,112 as of July 31, 2000. There can be no assurance that the Company will be able to maintain or increase its operating profits in future periods. To generate profits in the future, the Company will need to increase its revenues, which will require the Company, among other things, to successfully execute its strategy of partnering with certain suppliers of Internet equipment, to effectively market its services to potential customers, to perform installations in an efficient and timely manner and to have access to a sufficient number of Lead Technicians.

       Limited Financial Resources and Potential Need for Additional Financing.
       -----------------------------------------------------------------------
CinemaWorks has only limited financial resources, with working capital of $388,763 as of July 31, 2000. The Company anticipates that it will require additional capital during its current fiscal year to finance the expected growth in its current installation business (including growth that may be generated through the Consortium), as well as its planned entry into the wireless high speed Internet services business and potential future entry into other Internet-related content, software or hardware businesses. In addition, the Company could require additional capital to fund its current operations should these operations not be profitable in the future. The Company does not have any commitments from third parties to provide debt or equity financing to the Company, and there can be no assurance that any financing will be available to the Company on attractive terms or at all. Any equity financing could substantially dilute the Company's existing shareholders. Failure to obtain any needed financing on a timely basis could have a material adverse effect on the Company's ability to expand its businesses or to maintain the competitiveness or scope of its existing operations.

       Dependence on Continued and Increasing Use of Internet.  CinemaWorks'
       ------------------------------------------------------
future revenues will depend in significant part upon the continued and growing acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of customers may not adopt or continue to use the Internet and other online services as a medium of commerce and entertainment. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. In addition, the Internet may not be accepted as a viable long-term commercial tool for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

       Dependence on Strategic Relationships.  CinemaWorks' business strategy
       -------------------------------------
involves dependence on certain strategic relationships to provide the Company with access to the Internet networking and connection equipment that it installs and to market its services to customers. All of its installations to date have been done by the Company as an installer of equipment owned and installed by Darwin. The Company also has recently entered into an agreement with Elastic Networks, pursuant to which the Company also will install Internet networking and connection equipment in hotels for this vendor. The Company's agreements with Darwin and Elastic Networks are not exclusive, so that the Company will have to compete with others for the business of these two vendors. To the extent that Darwin or Elastic Networks encounter difficulties in marketing their products or services to hotels or other customers or should these vendors shift the focus of their efforts to other markets, the Company's current installation business could be materially and adversely affected as a result of its being unable to service the new customers of Darwin or Elastic Networks or its being unable to generate new installation business through new strategic alliances with equipment vendors or through its own marketing efforts. Notwithstanding its relationships with Darwin and Elastic Networks, the Company anticipates that its installation business in the future will be primarily dependent on its new strategic relationships with Sprint Canada and the Consortium. The terms of these relationships have not yet been fully defined in definitive agreements, which are expected to permit Sprint Canada and the Consortium members to utilize the services of installers other than the Company under certain circumstances, and which may permit Sprint Canada or the members of the Consortium to terminate their relationships with the Company under certain circumstances.

       Dependence on Lead Technicians.  CinemaWorks' current business is
       ------------------------------
dependent on its access to a sufficient number of Lead Technicians. The Company retains Lead Technicians on a contract, nonexclusive basis. Accordingly there can be no assurance that Lead Technicians will be available to the Company for specific installation projects of the Company at the times and in the geographical markets where required, there is intense competition for the services of Lead Technicians among installation companies. The Company's planned expansion of its installation business will require an additional supply of Lead Technicians, including in geographic markets where the Company has not previously recruited these technicians. The Company is implementing a training program to increase the number of Lead Technicians available to it, but there can be no assurance that the Company will be able to enroll a sufficient number of candidates in this program or that this program will be effective in training Lead Technicians or securing individuals trained in this program to work for the Company. The Company is actively seeking alliances with local, regional and national installation companies in order to secure access to Lead Technicians by utilizing these companies on a subcontract basis. There can be no assurance that the Company will be able to develop alliances with or acquire those firms. Any use of these firms on a subcontract basis will reduce the profitability of the installation project for the Company, and the Company may encounter difficulties with any local firm that it subcontracts with or acquires in the quality or timeliness of the installation work performed by that firm. Any potential future shortages in the supply of Lead Technicians that result in higher contract prices for these individuals could have a materially adverse effect on the Company's profitability.

       Risks of Wireless Internet Services Business.  CinemaWorks has not yet
       --------------------------------------------
identified or secured customers for its wireless Internet services business.
The Company may encounter stiff competition from local companies who may price bandwidth below levels at which the Company can profitably deliver its wireless services. In such cases, the Company may be forced to de-install and remove its wireless equipment to other more financially promising areas not competitively served with broadband Internet services. The Company may have difficulty in managing the contract personnel in areas that do not represent its core business.

       Competition.  The market for CinemaWorks' installation services is highly
       -----------
competitive, and competition may increase in the future. There are no significant proprietary, financial or other barriers to entry that could keep potential competitors from developing and providing competing services in the Company's current or future markets. The Company's principal competitors include XEROX Connect and UNISYS, as well as numerous locally based competitors. A number of competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical and marketing resources than the Company. The Company believes that the principal factors affecting competition in its market include name recognition, ability to build a reputation of extremely high quality, punctual service and customer confidence, ability to respond to changing customer needs, and ability to engineer and solve unexpected problems in the field, thereby saving the customer substantial unbudgeted monies. The Company's ability to compete successfully will depend in large part on its ability to attract top quality employees and new customers and respond effectively to continuing technological changes by continuing with advanced training programs for the Company's technicians. There can be no assurance that the Company will be able to compete successfully in the future or that future competition will not have a material adverse effect on the business, operating results or financial condition of the Company.

       Dependence on Key Management Personnel.  CinemaWorks' success is
       --------------------------------------
substantially dependent on the performance of its executive officers and key employees. The Company is particularly reliant upon the experience and relationships that its Chief Executive Officer, William Massey, has in the hospitality industry. The Company does not have an employment agreement with William Massey and does not carry key man life insurance with respect to him. The loss of William Massey's services would have a material adverse effect on the Company's business. Given the Company's early stage of development in the Internet technology installation business, the Company business also will be dependent on its ability to retain and motivate other high quality personnel. Although the Company believes it will be able to attract, retain and motivate qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance its services. The loss of one or more of its key employees or the Company's inability to hire and retain other qualified employees could have a material adverse effect on the Company's business.

       Uninsured Losses.  CinemaWorks' installation activities expose the
       ----------------
Company to potential liability, including for personal, property and business interruption damages. Although the Company maintains comprehensive liability and property insurance, there can be no assurance that such insurance coverage will be sufficient to cover any claims made against the Company or that insurance will be available to the Company in the future at affordable rates or at all.

       Need to Protect Intellectual Property.  While CinemaWorks' operations do
       -------------------------------------
not rely on significant proprietary intellectual property, the Company has developed a proprietary software system to enhance its ability to manage its installation related activities. This system is not covered by a patent or copyright, and third parties may be able to develop and commercially utilize functionally equivalent systems. There also can be no assurance that the Company's system will not infringe the patent or other rights of third parties, which could require the Company to modify its system, pay a royalty to one or more third parties or discontinue using the system.

       Risks Associated with International Operations.  CinemaWorks' operations
       ----------------------------------------------
have been conducted to date in both Canada and the U.S. As a result, fluctuations in the currency rates of those two countries could have an impact on the Company's reported earnings. At the present time, the Company has no plans to use currency hedging transactions to minimize this exposure or any exposure to currency fluctuations in other countries where it may do business in the future, and even if the Company sought to implement these measures, there can be no assurance that such arrangements will be available, will be cost-effective or will be able to fully offset such currency risks. The Company plans to expand its operations into other countries. This expansion will increase the risks inherent in doing business on an international basis, including meeting regulatory requirements, legal uncertainty regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations and potentially adverse tax consequences. These conditions could adversely affect the success of the Company's international operations. The Company has limited experience in establishing its service in new local markets and the Company believes that local competitors in those markets will affect expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets or that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations or financial condition.

       Control by Insiders.  CinemaWorks' executive officers and directors own
       -------------------
directly or indirectly approximately 39.46% of the Company's Common Stock. Accordingly, the Company's executive officers and directors are able to exert effective control over the election of the Company's Board of Directors and all business decisions affecting the Company and its shareholders.

       Volatility of Common Stock Trading Price.  The market price for
       ----------------------------------------
CinemaWorks' common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to various factors, including without limitation actual or anticipated variations in the Company's quarterly operating results; announcements of technological innovations or new services by the Company or its competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet technology installation industry; changes in the economic performance and/or market valuations of other Internet infrastructure companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; and potential litigation. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Company's common stock.

       Limited Market for Common Stock.  CinemaWorks anticipates that a trading
       -------------------------------
market will develop for its Common Stock following the registration of the Common Stock under the Securities Exchange Act of 1934, although there can be no assurance that such market will develop or that significant trading will take place in such market. It is likely that any U.S. trading market for the Common Stock will at least initially be on the electronic bulletin board and be subject to the "penny stock rules" under the Securities Exchange Act of 1934.

      Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years. Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.
Moreover, broker-dealers in penny stocks must approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. Compliance with these requirements may make it more difficult for investors in the Common Stock to resell their shares to third parties or to otherwise dispose of them.

       Lack of Dividends.  CinemaWorks does not currently anticipate declaring
       -----------------
and paying dividends to its shareholders for the foreseeable future. It is the Company's current intention to apply net earnings, if any, to increasing its capital base and funding the growth of its operations. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of the Company's Common Stock, and, in any event, a decision to declare and pay dividends is at the sole discretion of the Company's Board of Directors.

Item 2.  DESCRIPTION OF PROPERTY

     Canada.

     CinemaWorks occupies 1,411 square feet of commercial office space at Suite 320, 1333 Johnston Street, Vancouver, BC Canada V6H 3R9. This facility is the Company's headquarters and also houses all of the Company's Canadian operations, including administrative, marketing and project management. The Company subleases this office space and pays an annual rent of approximately $9.52 per
square foot, payable in equal monthly installments.   The term of the sublease
runs through September 29, 2003. The Company does not have a renewal option for this space. The Company believes that this space is adequate for its current and planned operations for the foreseeable future.

     United States.

     CinemaWorks shares 750 square feet of office space with two other tenants located at 4800 SW Macadam Avenue, Suite 280, Portland, Oregon 97201. The term
of the lease is one year, renewable in December of each year.   At present the
Company is not charged any rent. The Company believes that this space is adequate for its current and planned operations for the foreseeable future.

Item 3.  LEGAL PROCEEDINGS

     CinemaWorks is not involved in any material litigation.

Item 4.  CONTROL OF REGISTRANT

     To the best of the CinemaWorks' knowledge, the Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of July 31, 2000, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than 10% of the Common Stock outstanding as of such date and (ii) the directors and officers of the Company as a group.

Name and Address of Person or Group                           Number of Common Shares    Percent Beneficially
                                                              Beneficially Owned         Owned
North American Movie Network, Inc(1)                                 1,852,320                   23.27%
1822 Lakeland Drive
Dallas, TX, 75218

Gene Yamagata Trust                                                    799,380                   10.04%
275 East Tropicana suite 200
Las Vegas, NV, 89109

All Directors and Officers as a Group (5 persons)                      965,346 (2)                  12%

__________________
(1) William Massey, the Company's President, Chief Executive Officer and Chairman of the Company's Board of Directors, owns 100% of the capital stock of North American Movie Network, Inc.

(2) Does not include shares beneficially owned by William Massey through North American Movie Network, Inc. Assumes exercise of all 20,000 options held by the group indicated which are currently exercisable or will become exercisable before November 30, 2000. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

Item 5.  NATURE OF THE TRADING MARKET

     There is a public trading market for CinemaWorks' Common Stock on the Canadian Venture Exchange. The trading symbol for the Common Stock is "CWK.V." Currently, there is no established trading market for the Company in the U.S., although the Company anticipates that the Common Stock will trade on the electronic bulletin board following the registration of the securities under the Securities Exchange Act of 1934. As of September 25, 2000, there were 78 shareholders of record of the Company's Common Stock, of which approximately 39% of the outstanding shares were held of record by 25 shareholders in the U.S.

     The Company's registrar and transfer agent is CIBC Mellon Trust.

     The high and low trades for the Common Stock on the Canadian Venture Exchange for each quarter of the Company's past two fiscal years are set forth below:

       Quarter Ended                  High ($CDN)             Low ($CDN)
       -------------                  ----                    ---
       July 31, 2000                  $1.50                   $0.76
       April 30, 2000                 $2.90                   $0.32
       January 31, 2000               $0.40                   $0.20
       October, 1999                  $0.25                   $0.15
       July 31, 1999                  $0.05                   $0.02
       April 30, 1999                 $0.03                   $0.02
       January 31, 1999               $0.04                   $0.02
       October 31, 1998 (1)               -                       -

       ____________

     (1) As a result of the Company's failure to file certain reports with the Canadian Venture Exchange, trading in the Company's stock was suspended on February 20, 1996, and resumed on August 28, 1998. There was no trading in the fiscal quarter ended October 31, 1998.

Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to holders of CinemaWorks' securities who are not residents of Canada, other than withholding tax requirements. See "ITEM 7. Taxation".

     There are no limitations imposed by the laws of Canada, the laws of British Columbia or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"). The following summarizes the principal features of the Investment Act for a non-resident or non-Canadian citizen who proposes to acquire common shares. The summary below is of a general nature only and is not intended to be nor is it, a substitute for independent advice from an investor's own advisor. The summary does not anticipate any future statutory or regulatory amendments:

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the minister responsible for enforcing the Investment Act (the "Minister") is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 2000 is CDN$192 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor," when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it were an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is CDN$5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

     The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds CDN$5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company's business falls under the aforementioned broadcast media sub-category, the acquisition of control of the Company, if the Company's Canadian assets were then in excess of the CDN$5 million threshold, by a World Trade Organization Investor would be subject to such review.

     A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non- Canadian acquired a majority of the common shares. The acquisition of less than a majority but of one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within 30 days after the investment.

     Certain transactions relating to common shares are exempt from the Investment Act, including: (i) an acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (ii) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Item 7.  TAXATION

     Canadian Federal Income Taxation

     The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the shares of CinemaWorks' Common Stock who, for purposes of the Income Tax Act (Canada) (the "Canada Tax Act") and the Canada-United States Income Tax Convention, 1980 (the "Convention") and at all relevant times is resident in the United States and not resident in Canada, deals at arm's length with the Company, holds the Company's shares as capital property, and does not use or hold and is not deemed to use or hold the Company's shares in or in the course of carrying on business in Canada (a "United States Holder").

     This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company's shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company's shares should consult with their own tax advisors with respect to their individual circumstances.

     Dividends

     The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as CinemaWorks) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

     Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the Company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of the Company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. The Company will be required to withhold any such tax from the dividend and remit the tax directly to Revenue Canada for the account of the investor.

     The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

     (a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or

     (b) the holder is a U.S. LLC which is not subject to tax in the U.S.

     The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

     Capital Gains

     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of CinemaWorks unless the share represents "taxable Canadian property" to the holder thereof. The Common shares of the Company will be considered taxable Canadian property to a non-resident holder only if:

     (a)  the non-resident holder;

     (b) persons with whom the non-resident holder did not deal at arm's length; or

     (c) the non-resident holder and persons with whom he did not deal at arm's length;

     owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

     (a) the value of such shares is derived principally from real property (including resource property) situated in Canada;

     (b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or

     (c)  the holder is a U.S. LLC which is not subject to tax in the U.S.

     If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three-quarters of the capital gain.

     United States Federal Income Taxation

     The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of Common Stock of CinemaWorks who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Taxation" above.)

     The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

     THE DISCUSSION BELOW DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO THE COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR INVESTORS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN U.S. FEDERAL INCOME

TAX LAWS, SUCH AS, DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES AND NON-U.S. HOLDERS. PURCHASERS OF THE COMMON STOCK SHOULD THEREFORE SATISFY THEMSELVES AS TO THE OVERALL TAX CONSEQUENCES OF THEIR OWNERSHIP OF THE COMMON STOCK, INCLUDING THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES THEREOF (WHICH ARE NOT REVIEWED HEREIN), AND SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

     U.S. Holders

     As used herein, a "U.S. Holder" includes a beneficial holder of Common Stock of CinemaWorks who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if either a US court is able to exercise primary supervision over the administration of the trust or one or more US persons have the authority to control all substantial decisions of the trust, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of Common Stock of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of the common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

     Dividend Distribution on Shares of the Company

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Common Stock of CinemaWorks are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of the Company and thereafter as gain from the sale or exchange of the common shares of the Company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

     In general, dividends paid on the Common Stock of the Company will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

     Foreign Tax Credit

     A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of the Common Stock of CinemaWorks may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of the voting stock of the

Company is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of the Company related to dividends received or Subpart F income received from the Company. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of the common shares of the Company should consult their own tax advisors regarding their individual circumstances.

     Disposition of Common Stock

     If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of the Common Stock of CinemaWorks will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of the Common Stock of the Company may, under certain circumstances, be treated as ordinary income, if the Company were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in the common shares of the Company. U.S. Holders who are individuals may offset up to $3,000 of ordinary income per year ($1,500 for married individuals filing separately) and may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the year in which such losses are realized.

     Other Considerations for U.S. Holders

     In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Stock of CinemaWorks. Management of the Company is of the opinion that there is little, if not any, likelihood of the Company being deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined under the Code) under current and anticipated conditions.

ITEM 8.   SELECTED FINANCIAL DATA

     The selected consolidated financial data presented below for the five-year period ended July 31, 2000, is derived from the consolidated financial statements of CinemaWorks for the five fiscal years ended July 31, 2000, 1999, 1998, 1997 and 1996, audited by the Company's independent auditors. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as Item 9 of this Form 20-F. The financial data presented below reflects the discontinuation and sale of the Company's prior PPV services business in the fiscal year ended July 31, 2000.

                                                              Year Ended July 31,
                                                              -------------------
                                          1996 (1)      1997 (1)    1998 (1)      1999 (1)      2000 (1)
                                       -----------    ----------    --------     ---------     ---------
Income Statement Data
---------------------
Revenues                               $        -     $       -     $      -     $       -     $ 222,980
Gross profit                                    -             -            -             -       127,968
Income (loss) from continuing
  operations                              (84,723)      (74,691)     (82,895)     (122,349)     (214,093)
Income (loss) from discontinued
  operations                             (150,818)      (75,483)     247,752      (409,257)       99,244
Net income (loss)                        (235,541)     (150,174)     164,857      (531,606)     (114,849)
Dividend paid                                   -             -            -             -             -
Per share amounts
  Net income                                (0.07)        (0.05)        0.05         (0.16)        (0.02)
  Dividend paid                                 -             -            -             -             -

Balance Sheet Data
------------------
Working capital                        $ (259,176)    $(234,082)    $  7,658     $(487,161)    $ 388,763
Total assets                              647,317       449,149      390,621       417,885       488,351
Long term debt                                  -             -            -       102,074             -
Shareholders' equity                      266,234       114,817      279,139      (253,363)      356,182

____________
(1) The Company changed its business from the provision of PPV services to the installation of Internet infrastructure equipment during its fiscal year ended July 31, 2000. Revenues exclude revenues generated from discontinued operations, which totaled $1,064,011 for the fiscal year ended July 31, 1996, $753,490 for the fiscal year ended July 31, 1997, $612,014 for the fiscal year ended July 31, 1998, $510,198 for the fiscal year ended July 31, 1999 and $113,068 for the fiscal year ended July 31, 2000.

     Exchange Rates

     CinemaWorks transacts its business in U.S. dollars and Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. On September 1, 2000, the exchange rate for Canadian dollars exchanged into U.S. dollars was 0.67100, while for the fiscal years ended July 31, 1996, 1997, 1998, 1999 and 2000, the following exchange rates were in effect for Canadian dollars exchanged into U.S. dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

-------------------------------------------------------
Fiscal     Average        High        Low        Year
 Year                                            End
-------------------------------------------------------
 2000      0.67929      0.69830     0.66010     0.67650
-------------------------------------------------------
 1999      0.66227      0.69170     0.63070     0.66330
-------------------------------------------------------
 1998      0.70132      0.73040     0.66070     0.66310
-------------------------------------------------------
 1997      0.73147      0.75370     0.70970     0.72440
-------------------------------------------------------
 1996      0.73416      0.75320     0.72090     0.72760
-------------------------------------------------------

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Change in Business

     The fiscal year ended July 31, 2000 saw a major change in Cinema Works' business. Having committed in 1998 to change its business focus from its prior business of owning and operating PPV services for the hospitality industry to the installation of high-speed Internet networks and connections for the hospitality industry, the Company first signed an agreement with Darwin to act as a sales agent for Darwin's high-speed Internet services and data services for hotels in North America. Second, in March, 2000, the Company completed an offering to the public of the Company's capital stock via the Canadian Venture Exchange that brought the Company CDN$641,250. The third step in changing the Company's business focus was completed in July, 2000, when the Company finalized a transaction to sell its PPV assets, and the Company has now exited the PPV services business.

     The Company's high-speed Internet infrastructure installation operations in Canada and the U.S. are conducted through independent contractor agreements with O/S companies such as Sprint Canada, Elastic and Darwin. The Company intends to strengthen these alliances and pursue new business areas, including wireless broadband Internet services installation and opportunities related to providing broadband Internet content, during the current fiscal year.

Results from Operations

     The Company's revenues currently are derived from the sale and installation of high-speed Internet networks and connections equipment for the hospitality industry. The Company carries out all of its sales and installation operations in Canada and the U.S., where demand for Internet bandwidth is high and continues to increase.

  Fiscal Year Ended July 31, 2000 Compared to Fiscal Year Ended July 31, 1999

  The Company's operating results for the fiscal year ended July 31, 2000 reflect only revenues generated from the Company's "new" Internet networks and connections installation business. Revenues of the prior pay-per-view ("PPV") business, which was sold in July 2000, are only presented in the footnotes to the Company's financial statements, which reflect the PPV operating results and disposition as "income (loss) from discontinued operations." Any comparisons made between the Company's continuing business to prior years' revenues, therefore, would not be meaningful.

  Revenues. The Company's revenues for the year ended July 31, 2000 from continuing operations were $222,980, all of which were generated in the last quarter. During the fiscal year ended July 31, 2000, the Company's efforts were focused on this change of business, including selling the Company's PPV assets and raising capital through the public offering of the Company's capital stock. For the fiscal year ended July 31, 2000, the Company's revenues from its new high-speed Internet networks and connections installation business were generated in conjunction with the Company's sales agency agreement with Darwin.

  Cost of Good Sold. The Company's cost of goods sold (direct costs) for its new business as a percentage of revenues was 43%, leaving 57% gross profit. The costs of goods sold associated with the Company's new high-speed Internet infrastructure installation business are lower than the costs of providing PPV services to the hospitality industry, and consist primarily of salaries for Lead Technicians, semi-skilled labor to assist the Lead Technicians, installation equipment (for the Company's direct employees) and the low cost of plentiful ethernet cable lines the Company installs for its customers. The S/O entities with whom the Company contracts for installations provide the more costly networks and connections components to be installed. The PPV movie and television services business carried higher costs associated with the services sold, including commissions to hotels, maintenance of cable television systems, marketing supplies, the PPV programming, movie studio royalties, videotapes and shipping.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended July 31, 2000 were $342,061, amounting to 153.40% of total revenues. The Company had no bad debts to record during the fiscal year ended July 31, 2000, and the Company had no amortization expenses related to its installation assets to record in the fiscal year ended July 31, 2000. In addition, during the fiscal year ended July 31, 2000, the Company reduced its rent expense, travel and promotion expenses and management fees due in large part to the discontinuation of the Company's PPV services business. The Company's reduction in selling, general and administrative expenses in the fiscal year ended July 31, 2000 did not improve the Company's net income for that year, as revenues also decreased as a result of the Company's contraction and cessation of its PPV services business and its change to the new high-speed Internet infrastructure installation business. As anticipated revenues increase in 2001, the general and administrative expenses as a percentage of revenues should be reduced.

  Net Loss. The Company recorded a net loss for the fiscal year ended July 31, 2000 of $114,849. The decrease in net loss in the fiscal year ended July 31, 2000 was primarily due to the Company's change of its business. Another reason for the decrease in net loss connected to the Company's change of business in the fiscal year ended July 31, 2000 was the income of $99,244 generated from discontinued operations.

  Fiscal Year Ended July 31, 1999 Compared to Fiscal Year ended July 31, 1998.

  The following discussion relates solely to the prior discontinued business of the Company and should not be considered indicative of the current or future operations of the Company's new business.

  Revenues. The Company's revenues for the year ended July 31, 1999 were generated entirely from its discontinued PPV services business and totaled $510,198, a decrease of $101,816, or 16.64% compared to revenues generated for the fiscal year ended July 31, 1998. The decrease in revenues was a result of the continuing decrease in the Company's PPV business due to the decrease in the number of hotel rooms the Company was able to service under contract, resulting from the expiration of certain hotel PPV service agreements and the Company's inability to attract the necessary equipment lease financing to replace the Company's aging PPV technology or to expand its PPV operations. This difficulty rendered the Company increasingly unable to effectively compete with other PPV providers that could offer expanded and enhanced PPV services to hotels such as sophisticated video-on-demand ("VOD") systems that were far superior to the Company's older scheduled pay movie systems.

  Cost of Good Sold. The Company's cost of goods sold for its discontinued business for the fiscal year ended July 31, 1999 was $53,714, a decrease of $5,260 or 8.92% as compared to the fiscal year ended July 31, 1998. This decrease was due to the general contraction of the Company's PPV business and its increasing inability to compete in that industry. The costs associated with owning and operating PPV services included commissions to hotels, maintenance of the sensitive pay movie and television equipment, point of sale marketing supplies, the PPV movie programming (VHS tape format), movie studio royalties, videotapes and shipping. The overall gross profit for the fiscal year ended July 31, 1999 was $138,873, representing a gross profit margin of 27.24%. This compared with the overall gross profit margin of $293,881 or 48.02% for the fiscal year ended July 31, 1998.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended July 31, 1999 were $525,512, amounting to 103.00% of total revenues, as compared to $321,818, or 52.58% of total net sales for the fiscal year ended July 31, 1998. Selling, general and administrative expenses for both years consisted of amortization, listing fees and transfer agent fees, management fees, office services and related expenses, professional fees, rent, telephone and communications expenses, travel and promotion and wages, benefits and consulting fees. In the fiscal year ended July 31, 1999, the Company also incurred bad debt and interest expenses that it did not incur in the fiscal year ended July 31, 1998. Management fees increased from $20,700 in the fiscal year ended July 31, 1998 to $65,000 in the fiscal year ended July 31, 1999. In addition, the Company's telephone and communications fees, travel and promotion expenses and wages, benefits and consulting fees increased to $20,013, $41,148 and $164,680, respectively, compared to $11,478, $27,989 and $94,109 respectively for the fiscal year ended July 3l, 1998. These increases were due to the Company's efforts during the fiscal year ended July 31, 1999 to sell its aging PPV assets while simultaneously seeking strategic alliances and financing for the Company's planned change of business to the installation of high-speed Internet networks and connections.

  Gross Profit. The overall gross profit for the fiscal year ended July 31, 1999 was $138,973, representing a gross profit margin of 27.24%. This compared with the overall gross profit and gross profit margin of $293,881 or 48.02% for the fiscal year ended July 31, 1998.

  Net Loss. The Company recorded a net loss for the fiscal year ended July 31, 1999 of $531,606, compared to net income for the fiscal year ended July 31, 1998 of $164,857. The decrease in net income in the fiscal year ended July 31, 1999 was primarily due to the Company's increasing challenges in competing in the PPV services industry as a result of the aging of the Company's PPV technology. The Company's overall sales efforts in the PPV services industry in the fiscal year ended July 31, 1999 decreased compared to the fiscal year ended July 31, 1998 as the Company explored alternative businesses to the owning and operating of PPV services.

Liquidity and Capital Resources

     Traditionally, the Company has relied upon a combination of funds generated from its operations, the issuance of shares of its Common Stock in repayment of indebtedness and funds generated from issuing shares of its Common Stock to fund the costs of its operations, although the Company has also partly funded its continuing operations with long term debt during the fiscal year ended July 31, 2000, including a capital lease that was disposed of during the fiscal year ended July 31, 2000 as part of the asset sale to Chequemate. In March, 2000, the Company completed a public offering of its securities that generated net proceeds of CDN$641,250, which were used by the Company to carry receivables during the initial stages of growing its new high-speed Internet infrastructure installation business with Darwin. The Company plans to dispose of the Chequemate stock it received in the PPV asset sale, which may provide additional modest cash funds for the Company during the current fiscal year.

     At July 31, 2000, the Company had working capital of $388,763. This compares with negative working capital of $487,161 at July 31, 1999. The increase in working capital was primarily due to the sale of the Company's PPV assets in July, 2000, the receipt of funds from the Company's public offering of capital stock completed in March, 2000, and the issuance of shares of Common Stock in repayment of debt.

     The Company anticipates that it will require additional capital during its current fiscal year to finance the expected growth in its current installation business (including growth that may be generated through the Consortium), as well as its planned entry into the wireless high speed Internet services business and potential future entry into other Internet-related content, software or hardware businesses. In addition, the Company could require additional capital to fund expected new business resulting from the Consortium's expansion and its current operations should these operations not be profitable in the future. The Company does not have any commitments from third parties to provide debt or equity financing to the Company, and there can be no assurance that any financing will be available to the Company on attractive terms or at all.

Impact of Inflation

     CinemaWorks believes that inflation and changing prices have not had a material effect on its business during the past three fiscal years.

Item 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not Applicable

ITEM 10.  DIRECTORS AND OFFICERS OF THE COMPANY

     CinemaWorks' directors are elected by the Company's shareholders and serve until the next annual shareholders meeting or until their successors are otherwise elected by the shareholders. The Company's executive officers are appointed by the Company's Board of Directors and serve as officers until their successors are appointed by the Board of Directors. The directors and executive officers of the Company are as follows:

----------------------------------------------------------------------------
 Name                        Office
----------------------------------------------------------------------------
 William E. Massey           Director, Chairman, President, Chief Executive
                             Officer
----------------------------------------------------------------------------
 Thomas C. Bower             Director
----------------------------------------------------------------------------
 Alan  R. Murphy             Director
----------------------------------------------------------------------------
 Robert L. Hahn              Chief Financial Officer
----------------------------------------------------------------------------
 Anna J. Menlove             Secretary
----------------------------------------------------------------------------

     William E. (Bill) Massey. Mr. Massey has fifteen years executive experience in the hospitality pay movie/cable television and telecommunications industries. William Massey has been CEO and Chairman of the Company since 1997. Previously, he had served as President and a director of the Company since 1994. Mr. Massey's prior experience includes founding and developing several successful startup pay movie/television companies that were eventually merged or sold to larger concerns. William Massey has a Bachelors of Education from the University of Hawaii, with graduate studies in Chemical Engineering at the University of Michigan, and in Library and Information Science at the University of Texas.

     Robert L. Hahn. Mr. Hahn has over thirty years of corporate experience in executive and financial management with several technology-related companies. Since joining the Company in January, 1999 as its Chief Financial Officer, he has guided and advised the Company with respect to its long-term capital requirements and needs. While President of Continental Resources, a high technology equipment rental company, from 1965 to 1988, Mr. Hahn managed the company from startup through an aggressive expansion to include 11 offices and 250 employees generating over $100 million in annual sales. After 1975 the Company was in the computer and peripheral distribution business. While operating as an independent consultant from 1992 to 1999, Mr. Hahn assisted in securing debt and equity financing for in excess of $150 million for entrepreneurial telecommunications companies. Mr. Hahn has a Bachelor of Science in Business and Finance from the University of Maryland.

     Alan R. Murphy. Mr. Murphy has over twenty years experience in entrepreneurial enterprises. He was one of the co-founders of T.E.N. Private Cable Systems, Inc., the predecessor of the Company, where he served as President and a director of the Company from 1986 to 1989. In 1989, Mr. Murphy founded and subsequently served until 1999 as President of Daval Productions Inc., a video production business producing video tapes for the travel industry and for retail sales. Mr. Murphy was formerly a regional sales manager for Xerox in Western Canada and along with managing his portfolio of investments, currently owns and operates a yacht chartering business in Vancouver, British Columbia.

     Thomas C. Bower. Mr. Bower has been a director of the Company since July, 1997. Mr. Bower has 15 years of executive experience in applied engineering and is currently Executive Vice President of Engineering for Cascade General Inc., a major shipyard located in Portland, Oregon. Prior to this VP position,

Mr. Bower was the site technical Manager for MAN B&W, Seattle, WA and Portland, OR from 1999 to June 2000. From 1995 - 2000 he held the position of Director and VP Engineering and Operations for Comprehensive Water Management Ltd., Delta, BC. Mr. Bower holds a B.S. from the Royal Military College (1978), a Diploma in Marine Engineering from the Royal Navy Engineering College (1980), a M.S. in Applied Science from the University of British Columbia (1985), and completed a Management Development Program at the University of New Brunswick (1990).

     Anna J. Menlove. Ms. Menlove has been the Secretary of the Company since January, 1999, and has served as the Company's Office Manager since 1998. Prior to joining the Company, Ms. Menlove was Office Manager for a Travelers Clinic in New Zealand in 1998, and prior to this worked in London, England as a Registered Nurse. Ms. Menlove holds a diploma in Comprehensive Nursing from Southland Polytechnic in New Zealand.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     CinemaWorks does not pay the members of its board of directors for their services. The aggregate amount of compensation the Company and its subsidiaries paid during the fiscal year ended July 31, 2000 to all officers as a group (five individuals) for services in all capacities was approximately $132,000. No amounts were paid or accrued by the Company during the last fiscal year for pension, retirement or other similar plans.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Stock Options Outstanding

     The following table sets forth all outstanding stock options or warrants to purchase shares of CinemaWorks' Common Stock as of August 31, 2000 held by the Company's officers and directors:

        Name of Optionee       Director /        No. of      Exercise          Expiry Date
                                Officer        Shares of       Price
                                              Common Stock     CDN $
(a)    Bower, Thomas            Director            33,000     $0.88           May 10, 02
                                                    20,000     $0.25           Nov 01, 00
(b)    Hahn, Robert             Officer             33,000     $0.88           May 10, 02
(c)    Massey, William        Director and         324,723     $0.88           May 10, 02
                                Officer
(d)    Menlove, Anna            Officer             33,000     $0.88           May 10, 02
(e)    Murphy, Alan             Director            33,000     $0.88           May 10, 02
(f)    All directors and                           476,723     $0.88           May 10, 02
       officers as a group
       (five individuals)

     In addition to the options held by the Company's officers and directors, there are options outstanding to purchase a total of 297,000 shares of Common Stock at an exercise price of CDN$0.88 and an expiration date of May 10, 2002. There are warrants outstanding to purchase a total of 479,250 shares of Common Stock at an exercise price of CDN$0.88 and an expiration date of March 31, 2001.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Except as set forth below, CinemaWorks is not aware of any transactions or proposed transactions in respect of which the Company or the Subsidiary was or is to be a party within the last three fiscal years, in which (i) any director or executive officer of the Company or the Subsidiary, (ii) any entity that controls the

Company, or (iii) any relative or spouse (or any relative of such spouse) who has the same home as any such previously named persons, had or has a direct or indirect interest in the transaction.

     During the fiscal years ended July 31, 2000 and 1999, the Company paid the spouse of William Massey $53,000 and $46,278, respectively, for services rendered to the Company in her capacity as an employee of the Company.

     During the fiscal year ended July 31, 1998, the Company entered into an agreement with North American Movie Network ("NAMN"), which is 100% owned by William Massey, for the sale to the Company by NAMN of certain "on-demand" PPV movie system assets, including equipment and contracts located in the U.S.
These systems were installed and operating at the time the contract was executed. NAMN sold the PPV assets to the Company for NAMN's cost, plus the amount of revenues received from continuing operations of these PPV assets between the effective date of the asset purchase agreement and the closing of the asset sale, which occurred on March 15, 1999. The total sale price of the PPV assets was $276,927. The Company then sold the equipment to CapitalPlus Equity, LLC, formerly known as Richlund Capital, Inc., in Utah for $126,176 on
March 15, 1999.   CapitalPlus Equity, LLC then leased the equipment back to the
Company starting March 15, 1999, for a 60-month term, automatically renewable for a term of 12 to 72 months, as determined by the parties. The lease payments for the first 60-month term were $2,717 per month. During the fiscal year ended July 31, 2000, this lease was disposed of as a part of the PPV asset sale by the Company to Chequemate. See "Company History and Corporate Structure."

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     The securities to be registered pursuant to this Form 20-F are all of the authorized Common Stock of Cinema Internet Networks Inc. Holders of the Common Stock are entitled to dividends if, as and when the Board of Directors determines that a dividend should be distributed out of funds legally available for distribution. Holders of the Common Stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes. A majority of the Company's directors, under applicable law, are required to be citizens of Canada. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the Company's Articles of Incorporation or Byaws. The total number of shares of Common Stock authorized by the Company's Articles of Incorporation is unlimited; there are 10,000,000 shares of Cumulative, Convertible, Non-Voting, Non-Participating Preferred Stock authorized. To date, there has been no issuance of any Preferred Stock. Dividend, voting, conversion, liquidation and other rights of the Preferred Stock are set forth in the Articles of Incorporation. Neither the Company's Articles of Incorporation nor its Bylaws restrict the repurchase or redemption of shares by the Company while there is an arrearage in payment of dividends.

     The Company has never declared or paid cash dividends on the Common Stock of the Company. The Company intends to retain all available funds and any future earnings for use in the operation and expansion of the business and does not anticipate paying any cash dividends in the foreseeable future.

PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

          Not Applicable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

          Not Applicable

ITEM 17.  FINANCIAL STATEMENTS

          The Company's financial statements, including its consolidated balance sheets as at July 31, 2000 and 1999 and its consolidated statements of operations and deficit, cash flows and shareholders' equity for the years ended July 31, 2000, 1999 and 1998, are set forth herein at page F-1.

ITEM 18.  FINANCIAL STATEMENTS

          Not applicable

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

          (a) Financial Statements

              Consolidated Balance Sheets as of July 31, 2000 and 1999

              Consolidated Statements of Operations and Deficit for the Years
               ended July 31, 2000, 1999 and 1998

              Consolidated Statements of Cash Flows for the Years ended July 31,
               2000, 1999 and 1998

              Consolidated Statements of Shareholders' Equity for the Years
               ended July 31, 2000, 1999 and 1998

          (b) Exhibits

          The exhibits for this registration statement have been filed in paper form with the Securities and Exchange Commission and not pursuant to the Securities and Exchange Commission's EDGAR rules, and are not available herein.

                    Articles of Incorporation
                    Bylaws
                    Certificate of Existence/Authorization of TEN Private Cable
                      Systems (USA), Inc.
                    Chequemate/CinemaWorks: CinemaWorks Asset Purchase Agreement Sprint Canada, Inc./TIV Inc./Wiredinn, Inc./Cinema Internet
                      Networks Inc: Memorandum of Understanding
                    Darwin Networks, Inc./Cinema Internet Networks Inc.: Sales
                      Representation Agreement*
                    Elastic Networks, Inc./Cinema Internet Networks Inc.: Master
                      Services Agreement*
                    GalaVu Entertainment, inc./Cinema Internet Networks Inc.:
                      High-Speed Internet Services Memo of Understanding*
                    North American Movie Network/Cinema Internet Networks Inc.:
                      Asset Sale Agreement
                    Offer to Sublease

          * Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission. The omitted portions of this Exhibit have been filed separately with the Securities and Exchange Commission.

                         Index to Financial Statements

                 Title                                                    Page
                 -----                                                    ----
Report of Independent Auditors .........................................  F-2

Consolidated Balance Sheets as of July 31, 2000 and 1999 ...............  F-3

Consolidated Statements of Operations and Deficit for the
   Years ended July 31, 2000, 1999 and 1998 ............................  F-4

Consolidated Statements of Cash Flows for the Years ended July 31,
   2000, 1999 and 1998 .................................................  F-5

Consolidated Statements of Shareholders' Equity for the Years ended
   July 31, 2000, 1999 and 1998 ........................................  F-6

Notes to Consolidated Financial Statements .............................  F-7

                       [LETTERHEAD OF DAVISON & COMPANY]




                               AUDITORS' REPORT


To the Shareholders of
Cinema Internet Networks Inc.


We have audited the consolidated balance sheets of Cinema Internet Networks Inc. as at July 31, 2000 and 1999 and the consolidated statements of operations and deficit, cash flows and shareholders' equity for the fiscal years ended July 31, 2000, 1999 and 1998. These consolidated financial statements, expressed in U.S. dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2000 and 1999 and the results of its operations and changes in its cash flows and shareholders' equity for the fiscal years ended July 31, 2000, 1999 and 1998, expressed in U.S. dollars, in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.



                                                            "DAVIDSON & COMPANY"


Vancouver, Canada                                          Chartered Accountants

September 18, 2000


                         A Member of SC INTERNATIONAL
                       --------------------------------

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)
AS AT JULY 31

==============================================================================================
                                                                     2000              1999
----------------------------------------------------------------------------------------------
ASSETS

Current
   Cash                                                         $   114,785        $     7,766
   Accounts receivable                                              156,179             71,530
   Receivable on disposal of assets (Note 9)                        190,000                  -
   Prepaid expenses                                                   2,098              2,717
                                                                -----------        -----------

                                                                    463,062             82,013
Capital assets (Note 3)                                              25,289            323,834
Intangible assets (Note 4)                                                -             12,038
                                                                -----------        -----------

                                                                $   488,351        $   417,885
==============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accrued liabilities                     $    69,399        $   546,515
   Current portion of long-term debt                                  4,900                  -
   Current portion of obligation under capital lease                      -             22,659
                                                                -----------        -----------

                                                                     74,299            569,174
Long-term debt (Note 5)                                              57,870                  -
Obligation under capital lease (Note 6)                                   -            102,074
                                                                -----------        -----------

                                                                    132,169            671,248
                                                                -----------        -----------

Shareholders' equity
   Capital stock (Note 7)                                         4,518,294          3,628,702
   Deficit                                                       (4,162,112)        (4,047,263)
   Cumulative translation adjustment                                      -            165,198
                                                                -----------        -----------

                                                                    356,182           (253,363)
                                                                -----------        -----------

                                                                $   488,351        $   417,885
==============================================================================================

Nature and continuance of operations (Note 1)

Subsequent events (Note 16)


  The accompanying notes are an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. dollars)
YEAR ENDED JULY 31

=====================================================================================================
                                                                2000           1999           1998
-----------------------------------------------------------------------------------------------------
REVENUES                                                    $   222,980    $         -    $         -

DIRECT COSTS                                                    (95,012)             -              -
                                                            -----------    -----------    -----------

GROSS PROFIT                                                    127,968              -              -
                                                            -----------    -----------    -----------

GENERAL AND ADMINISTRATIVE EXPENSES
   Amortization                                                   4,421              -              -
   Foreign exchange loss                                          4,785              -              -
   Listing fees and transfer agent                               14,898          5,457          7,281
   Management fees                                               32,500         32,500         10,350
   Office services and miscellaneous                             20,466         10,619          4,700
   Professional fees                                             28,913         11,138         15,112
   Rent                                                          19,072         22,587         14,596
   Telephone and communications                                   6,617          8,370          3,781
   Travel, promotion and marketing                               28,835          8,275          5,136
   Wages, benefits and consulting fees                          181,554         23,403         21,939
                                                            -----------    -----------    -----------

                                                               (342,061)      (122,349)       (82,895)
                                                            -----------    -----------    -----------

Loss from continuing operations                                (214,093)      (122,349)       (82,895)

Income (loss) from discontinued operations (Note 9)              99,244       (409,257)       247,752
                                                            -----------    -----------    -----------

Income (loss) for the year                                     (114,849)      (531,606)       164,857

Deficit, beginning of year                                   (4,047,263)    (3,515,657)    (3,680,514)
                                                            -----------    -----------    -----------

Deficit, end of year                                        $(4,162,112)   $(4,047,263)   $(3,515,657)
=====================================================================================================

Loss per share from continuing operations                   $     (0.04)   $     (0.04)   $     (0.03)

Earnings (loss) per share from discontinued operations             0.02          (0.12)          0.08
                                                            -----------    -----------    -----------

Earnings (loss) per share                                   $     (0.02)   $     (0.16)   $      0.05
=====================================================================================================

  The accompanying notes are an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
YEAR ENDED JULY 31

================================================================================================================
                                                                                2000         1999        1998
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Loss from continuing operations                                            $(214,093)   $(122,349)  $ (82,895)
   Item not affecting cash
       Amortization                                                               4,421            -           -

   Changes in non-cash working capital items
       Increase in accounts receivable                                         (114,328)     (68,405)     (1,156)
       (Increase) decrease in prepaid expenses                                   (2,098)      (2,717)     13,667
       Increase (decrease) in accounts payable and accrued liabilities           91,907      435,033     (30,056)
                                                                              ---------    ---------   ---------

   Net cash provided by (used in) continuing operating activities              (234,191)     241,562    (100,440)
                                                                              ---------    ---------   ---------

INVESTING ACTIVITIES
   Purchase of capital assets                                                   (29,710)    (276,927)     (7,671)
   Proceeds on disposal of capital assets                                             -      131,860           -
                                                                              ---------    ---------   ---------

   Net cash used in investing activities                                        (29,710)    (145,067)     (7,671)
                                                                              ---------    ---------   ---------

FINANCING ACTIVITIES
   Issuance of capital stock                                                    428,617            -           -
   Long-term debt                                                                62,770            -           -
   Repayment of obligation under capital lease                                   (5,829)      (7,127)          -
   Translation adjustment                                                             -         (896)       (535)
                                                                              ---------    ---------   ---------

   Net cash provided by (used in) financing activities                          485,558       (8,023)       (535)
                                                                              ---------    ---------   ---------

Net cash provided by (used in) discontinued operations (Note 9)                (114,638)    (136,863)    140,047
                                                                              ---------    ---------   ---------

Change in cash position during the year                                         107,019      (48,391)     31,401

Cash position, beginning of year                                                  7,766       56,157      24,756
                                                                              ---------    ---------   ---------

Cash position, end of year                                                    $ 114,785    $   7,766   $  56,157
================================================================================================================

Supplemental disclosures with respect to cash flows (Note 14)

  The accompanying notes are an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in U.S. dollars)

=========================================================================================================
                                                                                   Cumulative
                                             Number                                Translation
                                           of Shares      Amount        Deficit    Adjustment   Total
---------------------------------------------------------------------------------------------------------
Balance, July 31, 1997                     17,193,334    $3,628,702   $(3,680,514)  $ 166,629   $ 114,817

 Translation adjustment                             -             -             -        (535)       (535)
 Income for the year                                -             -       164,857           -     164,857
                                          -----------    ----------   -----------   ---------   ---------

Balance, July 31, 1998                     17,193,334     3,628,702    (3,515,657)    166,094     279,139

 Cancellation of escrow shares               (750,000)            -             -           -           -
 Share consolidation (5:1)                (13,154,667)            -             -           -           -
 Translation adjustment                             -             -             -        (896)       (896)
 Loss for the year                                  -             -      (531,606)          -    (531,606)
                                          -----------    ----------   -----------   ---------   ---------

Balance, July 31, 1999                      3,288,667     3,628,702    (4,047,263)    165,198    (253,363)

 Shares issued for cash
  Private placement                           950,000       379,256             -           -     379,256
  Exercise of warrants                         40,250        20,406             -           -      20,406
  Exercise of options                         170,000        28,955             -           -      28,955
 Agent's fee                                   95,000             -             -           -           -
 Settlement of debt                         3,416,290       460,975             -           -     460,975
 Translation adjustment                             -             -             -    (165,198)   (165,198)
 Loss for the year                                  -             -      (114,849)          -    (114,849)
                                          -----------    ----------   -----------   ---------   ---------

Balance, July 31, 2000                      7,960,207    $4,518,294   $(4,162,112)  $       -   $ 356,182
=========================================================================================================

  The accompanying notes are an integral part of these financial statements.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


1.   NATURE AND CONTINUANCE OF OPERATIONS

     During the current year, the Company disposed of its hotel pay-per-view assets (Note 9) in order to concentrate its resources on contract sales and installation of broadband, high speed internet services to the hospitality industry and other commercial customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Generally accepted accounting principles

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Information with respect to differences between generally accepted accounting principles of Canada and the United States is provided in Note 13.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     Principles of consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, T.E.N. Private Cable Systems (U.S.A.) Inc. ("T.E.N."), a company incorporated under the laws of Washington, U.S.A.

     Financial instruments

     The Company's financial instruments consist of cash, accounts receivable, accounts payable and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     Capital assets and amortization

     Capital assets are recorded at cost. Amortization is provided using the declining balance basis at rates of 20% to 30% per annum.

     Foreign currency translation

     In prior years, the Company and its U.S. subsidiary, T.E.N., operated as separate self-sustaining operations. Using the current rate method, assets and liabilities were translated into the reporting currency at the rate of exchange in effect at the balance sheet date and revenues and expenses were translated at the average exchange rate for the year. Exchange gains and losses were deferred and included in a separate component of shareholders' equity.

     During the current year, the Company disposed of its hotel pay-per-view assets (Note 9) and consolidated its operations into its Canadian office. The balance of the exchange gains accumulated in the separate component of shareholders' equity was included in the determination of the gain on disposal of discontinued operations.

     For its continuing operations, the Company now uses the temporal method of translation. Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items and amortization of capital assets are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rate for the year.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     Foreign currency translation (cont'd...)

     As in prior years, the Company continues to use the U.S. dollar as its reporting currency. Most of its sales have been, and continue to be, to U.S. based customers.

     Revenue recognition

     Revenue is recognized when services are rendered and collection is reasonably certain.

     Stock-based compensation

     The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

     Earnings (loss) per share

     Earnings (loss) per share is calculated over the weighted average number of common shares outstanding during the year. Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the event had occurred at the beginning of the year. For the years ended July 31, 2000 and 1999, this calculation proved to be anti-dilutive. At July 31, 1998, there were no outstanding stock options or warrants.

3.   CAPITAL ASSETS

     =================================================================================================
                                                                               Net Book Value
                                                                    ----------------------------------
                                                         Accumulated
                                               Cost     Amortization             2000             1999
     -------------------------------------------------------------------------------------------------
     Hotel installation equipment           $     -           $    -          $     -         $318,984
     Test equipment                               -                -                -            3,327
     Office equipment                           726               73              653            1,523
     Computer equipment                       7,440            1,116            6,324                -
     Vehicle                                 21,544            3,232           18,312                -
                                            -------           ------          -------         --------

                                            $29,710           $4,421          $25,289         $323,834
     =================================================================================================

     Included in capital assets are assets under capital lease having a cost of $Nil (1999 - $131,860) and related accumulated amortization of $Nil (1999 - $13,186).

4.   INTANGIBLE ASSETS

     =====================================================================================================
                                                                                     Net Book Value
                                                                          --------------------------------
                                                           Accumulated
                                              Cost         Amortization           2000             1999
     -----------------------------------------------------------------------------------------------------
     Software and hardware rights         $      -         $       -        $       -            $12,038
     =====================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

5.   LONG-TERM DEBT

     ===============================================================================================
                                                                              2000           1999
     -----------------------------------------------------------------------------------------------

     Loan payable, $428 per month principal and interest,
      due July 20, 2004, secured by the Company's vehicle.                   $20,190   $           -

     Notes payable to related parties, bearing interest at 8% per annum,
      due December 31, 2001                                                   42,580               -
                                                                             -------   -------------

                                                                              62,770               -
     Current portion of long-term debt                                        (4,900)              -
                                                                             -------   -------------

                                                                             $57,870   $           -
     ===============================================================================================

6.   OBLIGATION UNDER CAPITAL LEASE

     The capital lease bore interest at an effective annual rate of approximately 8.5%, and monthly payments were $2,717, principal and interest. During the current year, the assets held pursuant to the capital lease were disposed of (Note 9).

7.   CAPITAL STOCK

     ========================================================================================================================
                                                                                               Number
                                                                                             of Shares            Amount
     ------------------------------------------------------------------------------------------------------------------------
     Authorized
     Unlimited number of common shares without par value
     2,500,000 cumulative 12% dividends first payable September 15, 1991, convertible, non-voting, non-participating Series A preferred shares
     2,500,000 cumulative 12% dividends first payable September 15, 1991, convertible, non-voting, non-participating Series B preferred shares
     2,500,000 cumulative, convertible, non-voting, non-participating Series C preferred shares
     2,500,000 cumulative, convertible, non-voting, non-participating Series D preferred shares

     Common shares issued
      As at July 31, 1998 and 1997                                                      17,193,334         $3,628,702
        Cancellation of escrow shares                                                     (750,000)                 -
        Share consolidation (5:1)                                                      (13,154,667)                 -
                                                                                       -----------         ----------

      As at July 31, 1999                                                                3,288,667          3,628,702
        Settlement of debt                                                               3,416,290            460,975
        Private placement                                                                  950,000            379,256
        Agent's fee                                                                         95,000                  -
        Exercise of stock options                                                          170,000             28,955
        Exercise of warrants                                                                40,250             20,406
                                                                                       -----------         ----------

      As at July 31, 2000                                                                7,960,207         $4,518,294
     ================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


8.   OPTIONS AND WARRANTS

     The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years.

     The following incentive stock options and share purchase warrants were outstanding at July 31, 2000:

========================================================================================================================
                                        Number                   Exercise
                                     of Shares                      Price                       Expiry Date
------------------------------------------------------------------------------------------------------------------------
      Options                           20,000                Cdn $  0.25                 November 27, 2000
                                       753,723                Cdn $  0.88                 April 15, 2002

      Warrants                         482,250                Cdn $  0.75                 March 31, 2001
========================================================================================================================

9.   DISCONTINUED OPERATIONS

     Pursuant to a letter agreement, dated August 3, 2000, the Company sold its hotel pay-per-view assets ("PPV") to Chequemate International Inc. ("Chequemate"), a publicly traded company listed on the American Stock Exchange.

     Chequemate took immediate possession of the U.S.A. PPV assets and granted the company the exclusive right to sell the Canadian PPV assets, subject to the Company using its best efforts to maximize the sale price of the assets. Title to the Canadian PPV assets will remain with the Company until they are sold. Chequemate will be responsible for operating the business, receiving all revenues and incurring all expenses.

     As consideration, Chequemate will issue to the Company 95,000 of its common shares having a value of $190,000. Of these shares, 40,000 will be held in escrow and released under the following terms:

     i) If the Company sells the Canadian PPV assets, all proceeds of the sale will be retained by the Company. Escrowed shares, at a rate of $3 per share, equal to the sales proceeds, will be returned to Chequemate. The remaining shares will be released to the Company.

     ii) If, after one year, the Company has been unable to sell the Canadian PPV assets, all 40,000 escrowed shares will be released to the Company and title to the assets will be transferred to Chequemate.

     Income (loss) from discontinued operations is comprised of the following:

================================================================================================================
                                                              2000             1999             1998
----------------------------------------------------------------------------------------------------------------
     Income (loss) from discontinued operations          $(181,813)       $(264,190)        $247,752
     Gain on disposal of discontinued operations           281,057                -                -
     Loss on disposal of capital assets                          -         (145,067)               -
                                                         ---------        ---------         --------

                                                         $  99,244        $(409,257)        $247,752
================================================================================================================

     Sales revenue applicable to discontinued operations totalled $113,068 (1999
     - $510,198; 1998 - $612,014).

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

9.   DISCONTINUED OPERATIONS (cont'd...)

     Cash flows from discontinued operations are comprised of the following:

=================================================================================================================
                                                                           2000             1999             1998
-----------------------------------------------------------------------------------------------------------------
     Income (loss) from discontinued operations                       $  99,244        $(409,257)       $ 247,752

     Items not affecting cash
        Amortization                                                     67,175           67,469           85,089
        Loss on disposal of capital assets                                    -          145,067                -
        Bad debts                                                             -           59,858                -
        Gain on settlement of debt                                            -                -         (192,794)
        Gain on disposal of discontinued operations                    (281,057)               -                -
                                                                      ---------        ---------        ---------

                                                                      $(114,638)       $(136,863)       $ 140,047
=================================================================================================================

10.  RELATED PARTY TRANSACTIONS

     The Company entered into the following transactions (continuing and discontinued operations combined) with a director, a director's spouse and a company with a common director:

=======================================================================================================================
                                                                                            2000        1999       1998
-----------------------------------------------------------------------------------------------------------------------
     Management fees                                                                     $65,000     $65,000    $20,700
     Wages, benefits and consulting fees                                                  48,000      41,278     36,881
=======================================================================================================================

     Included in accounts payable and accrued liabilities is $11,304 (1999 - $351,185) owing to a director, the spouse of a director and companies controlled by a director.

     During the year ended July 31, 1999, the Company acquired capital assets from a company controlled by a director, for $276,927. The assets were subsequently sold for $131,860 under a sale and leaseback arrangement (Note
     6).

11.  INCOME TAXES

     The Company has not recorded the future income tax benefits of operating losses incurred, under Canadian and U.S. income tax laws, which may be utilized to reduce taxable income of future years.

12.  SEGMENTED INFORMATION

     The Company provides contract sales and installation of broadband, high speed internet services to the hospitality industry and other commercial customers in two geographic segments, Canada and the United States. During the year ended July 31, 2000, sales totalling $220,956 were made to one customer in the United States. This represented 99% of the Company's total sales.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.


     Stock based compensation

     SFAS No. 123, "Accounting for Stock Based Compensation", requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS No. 123 and continue to follow the existing APB Opinion No. 25 rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS No. 123. The Company has elected to continue to use the intrinsic value-based method of APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123.

     Had compensation costs been recognized for the Company's stock option plan based on fair value at grant date and the re-pricing of certain remaining options, the pro-forma net loss for the year ended July 31, 2000 would have been increased by $649,286 (1999 - $4,328; 1998 - $Nil) and pro-forma loss per share increased by $0.12 (1999 - $Nil; 1998 - $Nil) per share. In calculating these amounts, the Company has utilized the Black-Scholes model to estimate the fair value of the options granted in the year using the following key assumptions:

===============================================================================================================================
                                                                                       2000              1999              1998
-------------------------------------------------------------------------------------------------------------------------------
     Risk free interest rate                                                           6.58%             4.34%                -
     Expected life                                                                   2 years           2 years                -
     Expected volatility                                                                270%              328%                -
     Expected dividends                                                                   -                 -                 -
===============================================================================================================================

     The following is a summary of the status of stock options outstanding at July 31, 2000:

===============================================================================================================================

                                                                                Outstanding Options           Exercisable Options
                                                                                -------------------           -------------------

                                                                                Weighted
                                                                                 Average        Weighted                Weighted
                                                                               Remaining         Average                 Average
                                                                             Contractual        Exercise                Exercise
     Range of Exercise Prices                                   Number       Life (Years)          Price      Number       Price
---------------------------------------------------------------------------------------------------------------------------------
     $  0.25                                                    20,000              0.33           $0.25      20,000       $0.25
        0.88                                                   753,723              1.75            0.88     753,723        0.88
=================================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (Cont'd...)

     Following is a summary of the stock based compensation plan during 2000, 1999 and 1998:

===============================================================================================================================
                                                                                                                 Weighted
                                                                                                                  Average
                                                                                                 Number          Exercise
                                                                                               of Shares           Price
-------------------------------------------------------------------------------------------------------------------------------
  Outstanding and exercisable at August 1, 1997                                                             -   $             -
     Granted                                                                                                -                 -
     Exercised                                                                                              -                 -
     Expired/cancelled                                                                                      -                 -
                                                                                              ---------------

  Outstanding and exercisable at July 31, 1998                                                              -   $             -
                                                                                              ===============   ===============

  Weighted average fair value of options granted during 1998                                                $   -
                                                                                                            =====

  Outstanding and exercisable at August 1, 1998                                                             -   $             -
     Granted                                                                                          285,000              0.75
     Exercised                                                                                              -                 -
     Expired/cancelled                                                                                      -                 -
                                                                                              ---------------

  Outstanding and exercisable at July 31, 1999                                                        285,000   $             -
                                                                                              ===============   ===============

  Weighted average fair value of options granted during 1999                                                $0.02
                                                                                                            =====

  Outstanding and exercisable at August 1, 1999                                                       285,000   $          0.75
     Repriced/cancelled                                                                              (285,000)             0.75
     Repriced                                                                                         190,000              0.25
     Granted                                                                                          753,723              0.88
     Exercised                                                                                       (170,000)             0.25
     Expired/cancelled                                                                                      -                 -
                                                                                              ---------------

  Outstanding and exercisable at July 31, 2000                                                        773,723   $          0.86
                                                                                              ===============   ===============

  Weighted average fair value of options granted during 2000                                                $1.08
===============================================================================================================================

     Income taxes

     Under United States GAAP, income taxes are provided in accordance with SFAS No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     For the years ended July 31, 2000, 1999 and 1998, no deferred tax assets or liabilities would have resulted from the implementation of SFAS No. 109.

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     Comprehensive income

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the years ended July 31, 2000, 1999 and 1998, there were no other items of comprehensive income.


     Financial statement balances under United States GAAP

     The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the year would be as follows:


================================================================================================================================

                                                                                        2000              1999              1998
--------------------------------------------------------------------------------------------------------------------------------

Income (loss) for the year as reported                                             $(114,849)        $(531,606)         $164,857

Less:  Compensation expense on granting of
       stock options                                                                (815,105)           (4,328)                -
                                                                                   ---------         ---------          --------

Income (loss) for the year, in accordance with United States
   generally accepted accounting principles                                        $(929,954)        $(535,934)         $164,857
================================================================================================================================


     The impact of the above difference between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

================================================================================================================================

                                                                                        2000              1999              1998
--------------------------------------------------------------------------------------------------------------------------------

Deficit, as reported                                                             $(4,162,112)      $(4,047,263)      $(3,515,657)

Cumulative compensation expense                                                     (819,433)           (4,328)                -
                                                                                 -----------       -----------       -----------

Deficit in accordance with United States generally
   accepted accounting principles                                                $(4,981,545)      $(4,051,591)      $(3,515,657)
================================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the statements of stockholders' equity, as reported, is as follows:

==========================================================================================================================

                                                                 Share Capital                       Cumulative
                                                           -------------------------
                                                              Number                                 Translation
                                                            of Shares      Amount        Deficit     Adjustment   Total
--------------------------------------------------------------------------------------------------------------------------
Stockholders' equity as reported
   July 31, 1998                                            17,193,334    $3,628,702   $(3,515,657)   $166,094   $ 279,139

Retroactive restatement of share capital
   pursuant to 5:1 share consolidation                     (13,754,667)            -             -           -           -
                                                           -----------    ----------   -----------   ---------  ----------

Stockholders' equity in accordance with
   United States generally accepted
   accounting principles at July 31, 1998                    3,438,667    $3,628,702   $(3,515,657)   $166,094   $ 279,139
                                                         =================================================================

Stockholders' equity as reported
   July 31, 1999                                             3,288,667    $3,628,702   $(4,047,263)   $165,198   $(253,363)

Compensation expense on granting of
   stock options                                                     -         4,328        (4,328)          -           -
                                                           -----------    ----------   -----------   ---------  ----------

Stockholders' equity in accordance with
   United States generally accepted
   accounting principles at July 31, 1999                    3,288,667    $3,633,030   $(4,051,591)   $165,198   $(253,363)
                                                         =================================================================

Stockholders' equity as reported
   July 31, 2000                                             7,960,207    $4,518,294   $(4,162,112)   $      -   $ 356,182

Compensation expense on granting of
   stock options                                                     -       815,105      (815,105)          -           -
                                                           -----------    ----------   -----------   ---------  ----------

Stockholders' equity in accordance with
   United States generally accepted
   accounting principles at July 31, 2000                    7,960,207    $5,333,399   $(4,977,217)   $      -   $ 356,182
==========================================================================================================================

14.  SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

==========================================================================================================================

                                                                            2000              1999               1998
--------------------------------------------------------------------------------------------------------------------------
Cash paid during the year for interest                                  $        -         $    6,361        $       -
==========================================================================================================================

Cash paid during the year for income taxes                              $        -         $        -        $  -
==========================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
JULY 31, 2000

================================================================================


14.  SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

     Significant non-cash transactions during the year ended July 31, 2000:

         i) The Company issued 3,416,290 common shares to settle debt totalling $460,975.

         ii) The Company issued 95,000 common shares as an agent's fee pursuant to a private placement.

         iii) The Company disposed of its hotel pay-per-view movie assets for 95,000 common shares of Chequemate (Note 9).

     Significant non-cash transaction during the year ended July 31, 1999:

       The Company acquired capital assets, totalling $131,860, through a capital lease.


15.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.
     The Company provides credit to its customers in the normal course of business. However, the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company places its temporary cash with high quality financial institutions. At times such cash accounts may be in excess of insurance limits.


16.  SUBSEQUENT EVENTS

     Subsequent to July 31, 2000:

     a) The Company issued 3,000 common shares for total proceeds of $2,040, pursuant to the exercise of share purchase warrants.

     b) The Company's legal counsel received 95,000 common shares from Chequemate pursuant to the sale of the Company's hotel pay-per-view movie business (Note 9). The shares will be held in escrow until the transaction receives regulatory approval.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CINEMA INTERNET NETWORKS INC.



Date: 9/28/00                         By: /s/ William E. Massey
      ---------                       ---------------------------
                                      William E. Massey, Chief Executive Officer

                              EXHIBIT INDEX/(1)/

--------------------------------------------------------------------------------
Exhibit    Title                                                       Page
Number
--------------------------------------------------------------------------------
1          Articles of Incorporation and Bylaws of the Company
--------------------------------------------------------------------------------
  1.1      Articles of Incorporation                                    34
--------------------------------------------------------------------------------
  1.2      Bylaws                                                       52
--------------------------------------------------------------------------------
  1.3      Certificate of Existence/Authorization of TEN Private
           Cable Systems (USA), Inc., dated January 5, 1999             65
--------------------------------------------------------------------------------
3          Material Contracts
--------------------------------------------------------------------------------
  3.1      Chequemate/CinemaWorks: CinemaWorks Asset Purchase
           Agreement, May 25, 2000                                      66
--------------------------------------------------------------------------------
  3.2      Sprint Canada, Inc./ TIV Inc./ Wiredinn, Inc./ Cinema
           Internet Networks Inc.: Memorandum of Understanding,
           September 15, 2000                                           98
--------------------------------------------------------------------------------
  3.3      Darwin Networks, Inc./ CinemaWorks: Sales Representation
           Agreement, August 17, 1999*                                 102
--------------------------------------------------------------------------------
  3.4      Elastic Networks, Inc./ CinemaWorks: Master Services
           Agreement, August 23, 2000*                                 110
--------------------------------------------------------------------------------
  3.5      Gala Vu Entertainment, Inc./ CinemaWorks: High Speed
           Internet Services Memo of Understanding, May 12, 2000*      120
--------------------------------------------------------------------------------
  3.6      North American Movie Network/ CinemaWorks:  Asset Sale
           Agreement, January 15, 1998 and Master Lease, March 15,
           1999                                                        125
--------------------------------------------------------------------------------
  3.7      Offer to Sublease, March 2, 2000                            148
--------------------------------------------------------------------------------

(1) The exhibits for this registration statement have been filed in paper form with the Securities and Exchange Commission and not pursuant to the Securities and Exchange Commission's EDGAR rules, and are not available herein.

 * Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission. The omitted portions of this Exhibit have been filed separately with the Securities and Exchange Commission.

                                       33